Follow-Up Materials

02034062

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-3 FISCAL YEAR: ____

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

(03/94)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK
In respect of one or more proposed
issues of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: April 19, 2002

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of debt securities (the "Securities") of the Asian Development Bank ("ADB" or the "Bank"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement, as contemplated by the enclosed Information Statement dated April 15, 2002 ("Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The Bank intends to issue certain of its debt securities ("Securities") from time to time with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, the ADB may sell Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See Information Statement, page 5.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated April 15, 2002 attached hereto (also see Item 1. above).

INFORMATION STATEMENT

Asian Development Bank

The Asian Development Bank ("ADB") intends to issue its notes and bonds ("Securities") from time to time with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters for public offering pursuant to the terms of the offering fixed at the time of sale. In addition, the Securities may be sold by ADB directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

AVAILABILITY OF INFORMATION

ADB will provide without charge additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at P.O. Box 789, 0980 Manila, Philippines, Attention: Funding Division, Treasurer's Department, tel.: (63-2) 632-4444, telex: 63587 ADB PN, facsimile: (63-2) 636-2444 and 632-4120, e-mail address: adbhq@adb.org or to the following ADB representative offices: Rahmhofstrasse 2-4, 60313 Frankfurt am Main, Germany, tel: (4969) 2193-6400, fax: (4969) 2193-6444, e-mail: adbero@adb.org; Second Floor, Yamato Seimei Bldg., 1-7, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo 100-0011, Japan, tel: (813) 3504-3160, fax: (813) 3504-3165, e-mail: adbjro@adb.org; and 815 Connecticut Avenue NW, Suite 325, Washington, DC 20006, USA, tel: (1-202) 728-1500, fax: (1-202) 728-1505, e-mail:adbnaro@adb.org.

The Information Statement is also available on ADB's Financial Resources website at http://www.adb.org/finance. Except as otherwise indicated specifically, the documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new *information statement is issued.*

April 15, 2002

The issuance of this Information Statement or any prospectus or supplemental information statement and any offering and sale of Securities do not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Directors, Alternate Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement are expressed in United States dollars. Currencies other than United States dollars have been translated into United States dollars at rates of exchange as described in Appendix VIII of the Financial Statements, Note B. References to SDRs are to the Special Drawing Rights of the International Monetary Fund.

TABLE OF CONTENTS

The Information Statement contains forward looking statements which may be identified by such terms as "believes", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2001, unless otherwise indicated)

The Asian Development Bank is an international organization established in 1966 and owned by its 59 members (effective April 2, 2002, Portugal became the sixtieth member of ADB). ADB's main goal is to reduce poverty in Asia and the Pacific through pro-poor, sustainable economic growth, social development, and good governance. ADB pursues its goal primarily by providing loans, technical assistance, guarantees, and equity investments to its developing member countries.

ADB was founded mainly to act as a financial intermediary in the transfer of resources from global capital markets to developing member countries for socioeconomic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB members consist of 43 regional members, including Japan, Australia, and New Zealand providing 63.7% of its capital and 16 non-regional members comprising the United States, Canada, and 14 European countries, providing 36.3% of its capital. The aggregate voting power of the developed member countries, which include all non-regional members plus Japan, Australia, and New Zealand, represents approximately 54.2% of the total. The two largest shareholders are Japan and the United States, each with 13.1% voting power.

Equity: ADB's members have subscribed to $43,628.1 million of capital, $3,068.5 million of which was paid-in and the remainder callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totalling $7,884.4 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $24,813.0 million were denominated in 10 currencies. ADB's current policy in its ordinary operations is to limit total borrowings and guarantees to 95% of the callable capital stock of members whose currencies are deemed convertible by ADB.

Net Income: ADB has achieved consistent profitability, earning net income every year since its inception. Net income for 2001 was $863.3 million compared with $625.7 million in 2000 representing an annualized return of 2.28% (1.71% - 2000) on its average earning assets.

Loan Portfolio: ADB's outstanding loan commitments in its ordinary operations totaled $42,535.0 million. ADB's lending policy is to limit the total amount of outstanding loan commitments (as well as equity investments and guarantees) to the total amount of its unimpaired subscribed capital, reserves and surplus, exclusive of a special reserve. 98.3% of ADB ordinary operations loans have been made to the public sector (member countries and, with the guarantee of the concerned member, government enterprises or other public entities) and 1.7% to private sector. ADB has not suffered any losses of principal in its public sector ordinary operations loans and follows a policy of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its public sector loans but these have not been material to ADB's operations.

Risk Management: ADB seeks to avoid exchange risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currencies of its reserves to those of its outstanding loans. ADB uses derivatives, including currency and interest rate swaps in connection with its borrowing operations in order to reduce its borrowing costs. The principal amount receivable and payable under outstanding currency swap transactions aggregated $5,773.2 million and $6,355.4 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $4,864.4 million.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

The Asian Development Bank, a multilateral development bank, was established in 1966 and operates under the Agreement Establishing the Asian Development Bank (the "Charter") which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific (the "region") and to contribute to the economic development of the developing member countries in the region collectively and individually. With the adoption of its poverty reduction strategy at the end of 1999, ADB made reducing poverty in the region its main goal. ADB's strategy for reducing poverty rests on three pillars: sustainable economic growth, social development, and good governance.

As of December 31, 2001, ADB had 59 members consisting of 43 regional members, including Japan, Australia, and New Zealand, providing 63.7% of its capital, and 16 non-regional members, comprising the United States, Canada and 14 European countries, providing 36.3% of its capital. Portugal became the sixtieth member of ADB effective April 2, 2002. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2001, the aggregate voting power of the developed member countries, which include all non-regional members plus Japan, Australia, and New Zealand, represents approximately 54.2% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2001 are set forth in Appendix VII of the Financial Statements.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see "Funding Resources"), and special operations are financed from Special Funds resources, most of which are contributed by members (see "Special Operations"). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. To complement ADB's activities in development research and training, ADB has established the Asian Development Bank Institute, a subsidiary body of ADB located in Tokyo, Japan.

The principal office of ADB is located in Metropolitan Manila, Philippines. ADB has 14 resident missions, located in Bangladesh, Cambodia, People's Republic of China, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Sri Lanka, Uzbekistan, and Viet Nam; a country office in the Philippines; a regional office in Vanuatu; a special liaison office in East Timor; extended missions in Papua New Guinea and Gujarat, India; and three representative offices, located in Tokyo, Japan for Japan, Frankfurt, Germany for Europe, and Washington D.C., U.S.A. for North America. At December 31, 2001, ADB had a staff of 2,160 from 47 member countries.

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations. (See "ADB Operating Activities – Ordinary Operations".)

Statutory Reporting

ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective January 1, 2001, ADB adopted Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments under FAS Nos. 137 and 138. These standards are collectively termed "FAS 133".

As defined and required by FAS 133, ADB has marked all derivative instruments to fair value and reported them in the balance sheet, with changes in the fair value recognized in current net income.

Under FAS 133, two options exist in accounting for derivative instruments: hedge accounting or non-hedge accounting. In hedge accounting, changes in the fair value of certain hedge instruments have to be reflected in the current income, while others have to be reflected in other comprehensive income. In non-hedge accounting, all changes in the fair value of hedge instruments need to be recognized as current income. A preliminary assessment using FAS 133 hedge criteria indicates that most of ADB's derivative transactions are highly effective in hedging underlying transactions and are appropriate for its operations in achieving lower funding cost. At the same time, however, ADB has also found that applying the FAS 133 hedge criteria is not entirely reflective of risk management strategies within ADB. Compliance with the hedge criteria would impose undue constraints on ADB's future borrowing, loan, and hedge programs, and likely detract from its focus of minimizing the cost of borrowings. Therefore, ADB believes it is more important to continue pursuing the objective of minimizing the cost of borrowings rather than follow the accounting definition of a qualifying hedge. The application of FAS 133 qualifying hedge criteria would not make fully evident economic risks inherent in ADB's financial assets and liabilities. Accordingly, ADB chooses to adopt non-hedge accounting and recognizes changes in fair value of derivative instruments in the period as part of net income.

Supplemental Reporting

ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. It uses derivative instruments to enhance asset/liability management of individual positions and portfolios, and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are being recognized at their fair value, while some others are still recognized at cost (loans and borrowings), FAS 133 does not fully reflect the overall economic value of ADB's financial instruments.

ADB also prepares two supplemental financial statements: current value basis and pre-FAS 133 basis for management information. ADB believes that the financial statements under current value basis present the economic value of all its financial instruments. On the other hand, pre-FAS 133 basis presents the financial information that is comparable to that in the prior years.

Discussion and Analysis of Current Value

The Condensed Current Value Balance Sheet in *Table 1* presents ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the change in interest rates, exchange rates, and credit risks. Current value reflects the exit price for financial instruments with liquid markets and accordingly is similar in most respects to fair value. For financial instruments with no market, current value reflects the expected cash flow streams discounted with the appropriate interest and exchange rates.

Loan Portfolio: The majority of ADB's loans are made to or guaranteed by ADB members. ADB does not sell such loans, believing that there is no comparable market for them. The current value of loans incorporates management's best estimate of the probable expected cash flows, including interest, to ADB. Estimated cash flows from principal repayments, interest, and other loan charges are discounted by the applicable market yield curves for ADB's funding cost, plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, ADB has adjusted the value of the loans through its loan loss provisioning. ADB has not suffered any losses of principal on its public sector ordinary operations loans, with the exception of opportunity losses resulting from the difference between the discounted present value of expected payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows.

The positive adjustment of $1.6 billion (5.7%) to ADB's loan balance – from the FAS 133 reported basis of $29.1 billion to the current value basis of $30.7 billion – reflects the fact that the loans in the portfolio, on average, carry a higher interest rate than the discount rate at which ADB would currently originate similar loans.

Investments: Under both the reported and current value basis, the investments held in ADB are carried and reported at fair value. Fair value is based on market quotations. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based methodologies.

Equity investments: Equity investments with readily determinable fair values (i.e., market value) are reported at fair value. Unlisted equity investments without market value are reported at cost less allowance for losses, which represent a fair approximation of the current value.

Receivables from members: Receivables from members consist of unrestricted, may be restricted, and restricted promissory notes. The current value of receivables from members is based on the cash flow of the projected encashment of the promissory notes, discounted using appropriate interest and exchange rates.

Borrowings after swaps: The current value of these liabilities includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated using market-based methodologies.

The increase of $1.5 billion (5.8%) in the value of the borrowings portfolio after swaps – from the FAS 133 reported basis of $25.6 billion to the current value basis of $27.1 billion – reflects the fact that the average cost of the borrowings portfolio is higher than the rate at which ADB could currently obtain funding.

Box 1: Selected Financial Data
As of or for the year ended December 31
In million of U.S. dollars except percentages and ratios

	Statutory Reported Basis[a]				
	2001	2000	1999	1998	1997
Income from Loans	1,813.7	1,861.3	1,674.6	1,440.9	1,127.9
Income from Investments	403.4	399.9	344.0	382.9	311.7
Income from Other Sources	21.6	39.7	9.2	8.7	10.1
Total Income	2,238.7	2,300.9	2,027.8	1,832.5	1,449.7
Interest and Other Financial Expenses	1,434.1	1,576.7	1,447.2	1,206.5	853.2
Administrative Expenses[b]	59.0	92.6	105.9	121.7	95.7
Technical Assistance to Member Countries	20.0	–	–	–	–
Provision for Losses	9.8	5.9	24.8	37.4	32.9
Total Expenses	1,522.9	1,675.2	1,577.9	1,365.6	981.8
Operating Income before FAS 133	715.8	625.7	449.9	466.9	467.9
FAS 133 Adjustments	147.5	–	–	–	–
Net Income	863.3	625.7	449.9	466.9	467.9
Average Earning Assets	36,272	36,693	34,788	28,558	23,226
Annual Return on Average Earning Assets	2.28%	1.71%	1.29%	1.63%	2.01%
Return on Loans	6.42%	6.59%	6.41%	6.78%	6.89%
Return on Investments	5.91%	5.09%	3.96%	5.27%	5.24%
Cost of Borrowings	5.54%	5.90%	5.66%	5.70%	6.10%
Reserve-to-Loan Ratio	28.47%	27.26%	25.97%	27.70%	33.62%
Liquidity Ratio	46.95%	52.10%	59.05%	55.43%	41.90%
Interest Coverage Ratio	1.58[c]	1.40	1.31	1.39	1.55

	Pre-FAS 133 Basis 2001 (unaudited)	Current Value Basis 2001 (unaudited)
Net Income	716	473
Average Earning Assets	36,271	38,431
Annual Return on Average Earning Assets	1.97%	1.23%
Return on Loans	6.42%	3.11%
Return on Investments	5.91%	2.66%
Cost of Borrowings	5.63%	3.02%
Reserve-to-Loan Ratio	28.09%	26.66%
Interest Coverage Ratio	1.50	1.33[d]

[a] FAS 133 was implemented in 2001. Accordingly, statutory reported basis is the same as pre-FAS 133 basis prior to 2001.
[b] Net of administration charge allocated to the Asian Development Fund. For 2000 and 2001, administrative expenses were net of front-end fees earned as well.
[c] Excludes the one-time cumulative effect of recording the adoption of FAS 133 on January 1, 2001.
[d] Excludes the cumulative effect of the adoption of current value basis accounting.

Table 1: Condensed Current Value Balance Sheet at December 31, 2001 and 2000 (unaudited)
In thousands of U.S. dollars

	December 31, 2001					December 31, 2000
	FAS 133 Reported Basis	Reversal of FAS 133 Effects	Pre FAS 133 Basis	Current Value Adjustments	Current Value Basis	Pro Forma Current Value
Due from banks	$ 68,823	$ -	$ 68,823	$ -	$ 68,823	$ 62,546
Investments and accrued income	8,330,341	-	8,330,341	-	8,330,341	7,620,321
Loans outstanding and accrued interest	29,053,143	(1,212)	29,051,931	1,645,219	30,697,150	29,924,355
Equity investment	208,018	-	208,018	-	208,018	203,497
Receivable from members	348,500	-	348,500	(147,957)	200,543	218,210
Receivable from swaps	6,379,403	(330,164)	6,049,239	330,164	6,379,403	6,263,545
Other assets	478,096	-	478,096	-	478,096	1,069,706 [2]
TOTAL	$44,866,324	$(331,376)	$44,534,948	$1,827,426	$46,362,374	$45,362,180
Borrowings and accrued interest	$25,252,189	$ (26,261)	$25,225,928	$ 1,508822	$26,734,750	$26,811,266
Payable for swaps	6,784,076	(194,674)	6,589,402	194,674	6,784,076	6,989,667
Other liabilities	1,955,836	-	1,955,836	-	1,955,836	643,871 [2]
Total Liabilities	$33,992,101	$(220,935)	$33,771,166	$1,703,496	$35,474,662	$34,444,804
Paid-in capital	2,989,775	-	2,989,775	-	2,989,775	3,049,828
Net notional maintenance of value	(462,456)	-	(462,456)	-	(462,456)	- [2]
Ordinary reserve	7,812,436	-	7,812,436	(222,905)	7,589,531	7,166,484
Special reserve	182,903	-	182,903	-	182,903	181,608
Surplus	116,645	-	116,645	-	116,645	116,645
Net income after appropriation	861,965	(147,501)	714,464	(243,150)	471,314	402,811
Accumulated other comprehensive income	(627,045)	37,060	(589,985)	589,985	-	-
Total Equity	10,874,223	$(110,441)	$10,763,782	$ 123,930	$10,887,712	$10,917,376
TOTAL	$44,866,324	$(331,376)	$44,534,948	$1,827,426	$46,362,374	$45,362,180

[1] Translated using exchange rates at transaction date.
[2] See the reclassification section in Note B to Appendix VIII of the Financial Statements

Table 2: Condensed Current Value Income Statement for the Years Ended December 31, 2001 and 2000 (unaudited)
In thousands of U.S. dollars

	December 31, 2001			December 31, 2000
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Basis	Year to Date Reported Basis
INCOME				
From loans	$1,813,640	$ -	$1,813,640	$1,861,334
From investments	403,436	-	403,436	399,862
From other sources	21,634	-	21,634	39,734
Total Income	$2,238,710	$ -	$2,238,710	$2,300,930
EXPENSES				
Interest and other financial expenses	$1,434,112	$ -	$1,434,112	$1,576,745
Administrative expenses	59,039	-	59,039	92,559
Technical assistance to member countries	19,962	-	19,962	-
Provision for losses	9,838	(9,838)	-	5,910
Total Expenses	$1,522,951	$ (9,838)	$1,513,113	$1,675,214
OPERATING INCOME				
- Before FAS 133 adjustment	$ 715,759	$ 9,838	$ 725,597	$ 625,716
FAS 133 adjustment	147,501	(147,501)	-	-
Current value adjustments	-	(243,150)	(243,150)	-
Provision for losses	-	(9,838)	(9,838)	-
Net income	863,260	(390,651)	472,609	625,716
Appropriation of guarantee fees to Special Reserve	(1,295)	-	(1,295)	-
NET INCOME AFTER APPROPRIATION	$ 861,965	$(390,651)	$ 471,314	$ 625,716

ADB pursues its goals by providing financial assistance to its developing member countries primarily through loans, technical assistance, guarantees, and equity investments to help meet their development needs.

Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority. ADB provides financing to its borrowers to cover foreign exchange expenditures incurred in a project and also finances local currency expenditures in certain cases. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in value of the currencies which it has disbursed.

In evaluating the projects that it may finance, ADB considers such factors as economic, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to the removal of impediments to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. In response to the changing needs and imperatives of the developing member countries and the international environment, ADB has undergone a strategic reorientation in recent years. Having declared poverty reduction to be its overarching goal, ADB supports this goal by providing loans to promote sustainable pro-poor economic growth, inclusive of social development and good governance. To broaden and deepen the impact of its interventions, ADB promotes the role of the private sector in development, supports regional cooperation and integration for development, and addresses environmental sustainability in all its loans.

ADB's program lending is designed, as a complement to its project-specific lending, to develop a sector (or subsector) as a whole and improve a sector's performance through appropriate policy and institutional reforms over the medium to long term. The loan proceeds may be used to finance economy-wide import requirements on the basis of a negative import list, or where necessary and appropriate, sector-specific import requirements on the basis of a positive import list. Under the current policy, program lending as a percentage of total lending on a three-year moving average basis is subject to a ceiling of 20%. Effective January 1, 2000, ADB introduced a program cluster approach (whereby a single approval can be given for two or more related sub-programs) as an extension of its program lending modality to enhance flexibility and extended the time frame for program implementation to 7 years. Also effective on the same date, ADB introduced a special program loan facility ("SPL") to provide, on an exceptional basis, as part of an international rescue package substantial support beyond ADB's anticipated assistance levels to crisis-affected countries which are eligible to borrow from ADB's ordinary capital resources. ADB will charge higher rates for SPLs to help mitigate potential adverse effects on ADB's financial strength and risk bearing capacity. SPLs are exempted from counting towards the ceiling on regular program lending.

In considering an application for a loan, ADB pays due regard to the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans, though such guarantees are not mandated by the Charter.

Except in special circumstances, ADB requires that the proceeds of its loans and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans to ensure that the proceeds are applied only against eligible expenditures as they are incurred. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

In its private sector operations, ADB directly supports private enterprises, private equity funds, and financial institutions. Its traditional modes of financing are equity investments and hard currency loans. Equity investments may include preferred stock, convertible loans, and other forms of mezzanine financing. Loans may be cofinanced by commercial banks and other financial institutions. ADB has three credit enhancement products to facilitate such cofinancing: Complementary Financing Scheme, Partial Credit Guarantee, and Political Risk Guarantee.

Whereas the aggregate amounts of funds allocated to such private sector operations as of the date of this Information Statement were limited to $1,450 million from ordinary capital resources and $50 million from Special Funds resources, ADB's Board of Directors, in September 2001, agreed to allow approvals in excess of the existing $1,500 million capital allocation for private sector operations as an interim arrangement pending implementation of objective criteria for determining the appropriate capital allocation between public and private sector operations.

When the total cost of an individual project is higher than $5 million, ADB's total loans to and equity investments in a private sector enterprise may not normally exceed 25% of such total project cost or $75 million, whichever is lower. When the total cost of an individual project is less than $5 million, ADB's share can be as high as 33% of such total project cost.

Effective January 1, 2002, ADB reorganized its operational departments to strengthen the country focus of its activities. With such reorganization, the assistance programs will be more integrated and effective as a result of being based on a country's overall requirements.

ADB is currently finalizing the nature and extent of its assistance in the rehabilitation of Afghanistan. This will include financial assistance of approximately $500 million over 2 or 3 years funded partly through loans from the Asian Development Fund ("ADF" - see "Special Operations"). Agriculture, infrastructure, especially roads, education and health will be the priority sectors for ADB's assistance.

Ordinary Operations

Under the Charter, the total amount outstanding of loan commitments (as well as equity investments and guarantees) made by ADB in its ordinary operations may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources, exclusive of a Special Reserve for meeting liabilities of ADB on its borrowings and guarantees and other reserves not available for ordinary operations. At December 31, 2001, the total amount of outstanding loan commitments (as well as equity investments and guarantees) was $43,293.8 million compared with a maximum lending capacity under the Charter on such date of $51,732.3 million.

Loans

From its establishment through December 31, 2001, ADB had approved loans, net of terminations and reductions, aggregating $67,440.9 million in its ordinary operations. At December 31, 2001, ADB's total amount of outstanding loan commitments in its ordinary operations was $42,535.0 million. On such date, the largest borrowers from ADB in its ordinary operations, accounting for 94.3% in aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were Indonesia (23.2%), the People's Republic of China (22.1%), India (17.5%), the Philippines (9.4%), the Republic of Korea (9.2%), Pakistan (7.1%), and Thailand (5.8%).

In 2001, 30 ordinary operations loans totaling $3,977 million were approved compared with 39 ordinary operations loans totaling $4,060 million in 2000. Of the total amount approved in 2001, 90.4% went to India, People's Republic of China, Pakistan, Indonesia, and Bangladesh.

A summary statement, by country, of the ordinary operations outstanding loan commitments of ADB as of December 31, 2001 is set forth in Appendix V of the Financial Statements. A breakdown by sector of the ordinary operations loans approved by ADB from its establishment and those loans that were effective (approved loans as to which certain conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2001 is as follows:

Table 3: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2001

Sector	Total Approved Loans		Total Outstanding Effective Loans	
	Amount (In millions)	Per Cent	Amount (In millions)	Per Cent
Energy	$16,064.5	23.8%	$ 8,225.8	20.9%
Transport and communications	14,845.9	22.0	8,972.6	22.9
Finance[1]	12,062.6	17.9	7,497.8	19.1
Social infrastructure[2]	9,914.2	14.7	6,757.6	17.2
Agriculture and natural resources	7,334.6	10.9	3,442.1	8.8
Industry and nonfuel minerals	2,532.3	3.7	1,553.7	3.9
Multisector	2,941.7	4.4	2,108.6	5.4
Others	1,745.1	2.6	695.5	1.8
Total	$67,440.9	100.0%	$39,253.7[3]	100.0%

[1] Includes loans for the development of financial systems and capital markets in developing member countries and loans to development finance institutions in member countries which are reloaned to finance small and medium-scale industries and other eligible borrowers in various sectors.
[2] Includes water supply and sanitation, urban development and housing, education, and health and population.
[3] Includes program loans aggregating $11,176.0 million and representing 28.5% of total effective loans.

ADB's loans generally cover only portions of the total costs of the projects and programs it finances. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2001 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $123,276.6 million, of which approximately 36.7% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements.

Public and Private Sector Loans

The majority of ADB ordinary operation loans (98.3%) have been made to the public sector, namely, to member countries or with the guarantee of the member government concerned, to government enterprises or other public entities. The rest is to private sector enterprises and financial institutions without government guarantee. A summary of cumulative approvals and portfolio position for public and private sector loans is shown below.

Table 4: Lending Status at December 31
In millions of U.S. dollars

	Public Sector		Private Sector	
	2001	**2000**	**2001**	**2000**
Cumulative Approvals[1]	$66,123	$62,377	$1,318	$1,309
Effective Loans[2]	53,935	51,526	1,174	947
Outstanding	$28,335	$27,825	$ 404	$ 406
Undisbursed[3]	13,489	13,481	307	376
Total Loans	$41,824	$41,306	$ 711	$ 782

[1] Net of loan terminations and reductions.
[2] Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied.
[3] Includes not yet effective loans

In its public sector ordinary operations, ADB has not suffered any losses of principal and follows a policy of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments but these have not been material to ADB's operations (see Appendix VIII of the Financial Statements, Notes E and K).

In its private sector operations, ADB provides for possible losses on its private sector loans. Allowance for possible losses on impaired private sector loans through 2001 totaled $80.1 million.

Lending Windows

Until June 30, 2001, ADB's three lending windows for loans from ordinary capital resources were the pool-based multicurrency loan ("PMCL") window, the pool-based single-currency loan ("PSCL") window in U.S. dollars, and the market-based loan ("MBL") window. With the introduction of the LIBOR-based loan ("LBL") window on July 1, 2001, the PMCL and MBL were no longer offered; on July 1, 2002, the PSCL in U.S. dollars will no longer be offered. The LBL window is a timely response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL products give borrowers a high degree of flexibility and at the same time provide low intermediation risk to ADB. The salient features of LBL are shown in *Box 2*. A breakdown of ADB's ordinary operations loan portfolio by loan product is presented in *Table 5*.

BOX 2: LIBOR-BASED LOAN PRODUCTS

On July 1, 2001 ADB introduced the LBL window, carrying a floating lending rate that consists of 6-month LIBOR and a spread fixed over the life of the loan. The LBL is a timely response to borrowers' demand for new ADB financial loan products that can meet borrowers' needs to tailor the currency of the loan and the interest rate basis to suit the project needs and/or external debt risk management strategies.

The LBL has market-based features, including a fixed spread and pricing relative to standard market references that provide a transparent basis for borrowers to compare the terms of ADB loan products with those of other lenders. In addition, the LBL allows for efficient intermediation by ADB on the most cost-effective terms. With the new LBL window, a high degree of flexibility is given to borrowers in terms of choice of currency and interest rate basis; options to link repayment schedules to actual disbursements for financial intermediary borrowers; the ability to change the original loan terms (currency and interest rate basis) at any time during the life of the loans; and options to purchase a cap or collar on a floating lending rate at any time during the life of the loans.

The LBL terms are available for all new loans for which the invitation to negotiate is issued on or after July 1, 2001. LBL terms may also be extended to borrowers that wish to convert undisbursed amounts of presently effective pool-based single-currency loans in U.S. dollars, provided certain terms and conditions are satisfied.

Effective July 1, 2002, ADB's loan product menu will consist only of LBLs. Since July 1, 2001, the pool-based multicurrency and market-based lending facilities have no longer been offered. On July 1, 2002, pool-based single-currency loans in U.S. dollars will no longer be offered.

Loan currency: Borrowers may choose to denominate their LBLs in Euros, Japanese yen, or U.S. dollars. The currency selected by the borrower will be the loan currency, i.e., the currency to be disbursed by ADB and to be paid by the borrower for its debt service payments.

Interest rate basis: LBLs can be made on a floating-rate basis or on a fixed-rate basis, but initially all LBLs will have a floating lending rate. With a floating-rate LBL, the lending rate is reset every 6 months on each interest payment date, referred to also as the lending rate reset date. The lending rate is the cost base rate plus a spread (the fixed spread) that is fixed in the loan agreement. The cost base is reset every 6 months, either on the first or

Table 5: Loan Portfolio by Loan Products
In millions of U.S. dollars

	Public Sector		Private Sector	
	2001	**2000**	**2001**	**2000**
LIBOR-based Loans	$ 3,321	$ –	$ 8	$ –
Market-based Loans	1,027	1,308	473	517
Pool-based Multicurrency Loans	7,048	8,744	12	19
Pool-based Single Currency Loans	26,169	26,806	–	–
Others	4,259	4,448	218	246
Total	$41,824	$41,306	$711	$782

Financial Terms of Loans

The lending rates for the PMCL and PSCL U.S. dollar loan windows are determined on the basis of the previous semester's average cost of borrowings plus a lending spread (60 basis points since January 1, 2000). The MBL window provides single-currency loans in U.S. dollars, Japanese yen, or Swiss francs

fifteenth day of the month of a loan's reset dates. The fixed spread for public sector borrowers is equal to ADB's basic lending spread prevailing at the time of loan signing (currently 60 basis points), regardless of the loan currency. The spread for private sector borrowers reflects the credit risk of the specific project and borrower.

Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount.

Other loan charges: The current commitment charge of 0.75% and front-end fee of 1% applied to pool-based loans also apply to public sector LBLs. Other loan charges for private sector loans also remain unchanged.

Rebates and Surcharges: Since the principle of automatic cost pass-through pricing is maintained for the LBLs, any actual sub-LIBOR funding cost margin will be returned to public sector borrowers through a rebate. For this purpose ADB will calculate twice a year (on January 1 and July 1) its actual average funding cost margin. A surcharge could arise if ADB's funding cost is above the 6-month LIBOR rate, which is unlikely unless ADB experiences serious credit deterioration. Rebates or surcharges could also arise due to changes in ADB's basic lending spread because of changes in the credit quality of its entire loan portfolio.

Pricing of Conversions: For all conversions and interest rate caps and collars, ADB will pass on to borrowers the rates or cost of the corresponding hedge prevailing at the time of executing the conversion. In addition, a transaction fee applies ranging from 0.0625% to 0.125% of the principal amount involved. These fees may change during the life of the loan. Effective July 1, 2002, ADB will offer one set of loan products - LBL. Thereafter, borrowers can focus on three key terms that are central to external debt management strategy: currency, interest rate basis, and amortization.

LBLs allow borrowers to tailor the cash flows of their loans to suit their project or overall debt management needs. Therefore, borrowers should become familiar with the features of the LBL products as early as possible in the project cycle. Borrowers must consider the available options for the loan terms during project preparation and analyze the advantages and risks well before project appraisal.

to private sector borrowers and government-guaranteed financial intermediaries at current terms. The interest rates on loans from the MBL window are on either fixed or floating rate terms.

ADB's pool-based variable lending rates for the first half of 2001 were 5.50% per annum for multicurrency loans and 6.70% per annum for U.S. dollar loans. For the second half of 2001, the lending rate for multicurrency loans decreased to 5.21% per annum, while the rate for U.S. dollar loans remained at 6.70% per annum.

The lending rates for MBLs are determined on the basis of the 6-month LIBOR plus a lending spread. The lending spread for MBL loans to financial intermediaries in the public sector is the same as that applicable for pool-based public sector loans. For private enterprises, the lending spread is determined on a case-to-case basis to cover ADB's risk exposure to particular borrowers and projects.

Table 6: Pool-based Lending Rates[a]
% per annum

	2001	2000	
January 1	5.50	5.72	multicurrency
	6.70	6.46	U.S. dollars
July 1	5.21	5.68	multicurrency
	6.70	6.53	U.S. dollars

[a] Lending rates are set on January 1 and July 1 every year and are valid for six-month periods.

The financial terms for the LBL window are set out in *Box 2*. The average lending rates of outstanding LBL loans in U.S. dollars and Japanese yen as of December 31, 2001 were 2.36175% and 0.70%, respectively.

A commitment charge of 0.75% per annum is levied on all public sector loans, beginning 60 days after execution of the applicable loan agreement. The commitment charge accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year and 100% thereafter. For program loans, the commitment fee is a flat 0.75% per annum. A front-end fee of 1% is charged on public sector loans with the borrowers given the option to capitalize the fee.

Equity Investments

As of December 31, 2001, ADB had approved 111 equity investments (less cancellations), aggregating $625.8 million and had participated, to the extent of $40.5 million, in underwriting six equity funds, all financed from its ordinary capital resources. The net equity investment commitments (approvals less disposals and sales and allowance for possible losses) amounted to $384.8 million as of December 31, 2001. Pursuant to the Charter, the total amount of ordinary capital resources that ADB may invest in equity capital may not exceed 10% of its unimpaired paid-in capital stock, reserves (other than the Special Reserve) and surplus, i.e., $1,115.4 million at December 31, 2001. When making an equity investment, ADB may not obtain a controlling interest in the entity concerned or become its largest shareholder, except under certain circumstances.

Included in ADB's equity investments is a $13.9 million stake (accounted for by the equity method) in the Asian Finance and Investment Corporation Ltd. ("AFIC") representing 30.3% of AFIC's ordinary share capital. ADB also holds 100% of AFIC convertible non-cumulative preference shares in the amount of $25 million. In 2001, ADB and other lenders renewed a revolving credit facility to AFIC up to a maximum principal amount outstanding at any time of $45 million. ADB's obligation under such revolving facility is $20 million, of which, $4.4 million was outstanding as of December 31, 2001.

ADB provides for possible losses on its equity investments. Allowance for possible losses on equity investments through 2001 totaled $64.0 million.

Guarantees

ADB provides guarantees as credit enhancements for eligible projects to cover risks that the private sector cannot easily absorb or manage on its own. Reducing these risks can make a significant difference in mobilizing debt funding for projects. ADB has used its guarantee instruments successfully for

infrastructure projects, financial institutions, capital markets and trade finance. The guarantee instruments are recognized as off-balance sheet financial instruments in ADB's annual financial statements.

ADB is committed to further develop the regional bond markets by using its guarantee products. ADB's guarantee instruments are reliable in catalyzing capital flows to its developing member countries by providing necessary credit enhancements.

ADB offers two guarantee products – political risk guarantees and partial credit guarantees – both designed to mitigate risk exposure of commercial lenders and capital market investors. These guarantees are not issued on a standalone basis but are provided for projects where ADB has a direct participation. ADB can cooperate with other multilateral, official, and private sector entities in providing its guarantee products.

Political Risk Guarantees

ADB's political risk guarantee ("PRG") program is designed to facilitate cofinancing by providing lenders and capital market investors in an ADB-assisted project with cover against specifically defined political risks. Coverage is available against any combination of the risks in the nature of expropriation, currency inconvertibility or non-transferability, political violence and breach of contract, and is available for loans and other debt instruments but not equity instruments. Tenors are based on merits of the underlying project. All or part of the outstanding debt service obligations to a lender could be covered. The cover may be for principal and/or interest payment obligations. For private sector projects, ADB can issue a PRG without a counterguarantee from the host government. However, PRG exposure to a private sector project without a counterguarantee from the host government is subject to a maximum of $150 million or 50% of the project cost, whichever is lower. Fees are market-based and comprise of a guarantee fee, a front-end fee, and a standby fee. ADB's PRG is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

Partial Credit Guarantees

The partial credit guarantee ("PCG") program of ADB provides comprehensive cover (commercial and political risks) for a specific portion of the debt provided by cofinancers. PCG cover is particularly useful for projects in developing member countries with restricted access to the financial markets, but ADB considers creditworthy and financially sound. Since the 1997 Asian financial crisis, borrowers, project sponsors, cofinancers, and host governments aim to hedge currency mismatch risks by using the revenue currency as currency of borrowing. ADB's PCGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions. For private sector transactions not supported by a counterguarantee from the host government, the exposure limit is $75 million or 25% of the project cost, whichever is less. Guarantee fees for private sector transactions are determined by the market. Guarantee fees for transactions backed by a counterguarantee of the host government comprise of a standard guarantee fee of 40 basis points (0.4%) per annum on the present value of the outstanding guarantee obligation plus a front-end fee to cover ADB's processing costs. Fees can be charged either to the borrower or the lender.

ADB's exposure on guarantees as of December 31, 2001 is shown in *Table 7*. For additional information on guarantees see Appendix VIII of the Financial Statements, Note E.

Table 7: Guarantee Exposure
In millions of U.S. dollars

	2001		2000	
	Outstanding Amount	**Present Value**	**Outstanding Amount**	**Present Value**
Partial Credit Guarantee	$312	$203	$342	$195
Political Risk Guarantee	43	28	–	–
Total	$355	$231	$342	$195

Technical Assistance

ADB is authorized to meet requests from member countries for technical assistance in such fields as the preparation and evaluation of specific development projects, the preparation and execution of development plans, and the creation and strengthening of institutions serving agriculture, industry, and public administration. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans.

The Charter limits the funds which may be drawn upon to provide technical assistance on a grant basis to the amount of ADB's net income from ordinary operations plus any Special Funds resources (other than net income transferred from ordinary operations) available for such purposes. In April 2001, ADB's Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations and allocated $20 million for technical assistance operations in 2001. As of December 31, 2001, the total Technical Assistance Special Fund resources amounted to $911.0 million, consisting of $87.4 million direct voluntary contributions by members, $501.0 million allocation from ordinary capital resources' net income, $238.0 million allocations from ADF contributions and $88.0 million income from investments and other sources less $3.4 million transfers to ADF. The uncommitted balance of such resources amounted to $81.3 million as of December 31, 2001.

Through December 31, 2001, total grant-financed technical assistance approved by ADB amounted to approximately $2,043.6 million, including $953.6 million to be provided by ADB as well as amounts it administered on behalf of other entities and amounts to be provided from the Japan Special Fund (see "Special Operations "). Such assistance has been approved for 38 of ADB's developing member countries and for certain regional activities. As of December 31, 2001, an aggregate amount of $817.8 million in such assistance had been financed from ADB's ordinary operations net income and the Technical Assistance Special Fund.

Cofinancing and Relations with Other Development Organizations

ADB actively pursues cofinancing with official as well as commercial and export credit sources to complement its assistance to public and private sector projects in its developing member countries. In connection with such activities, ADB maintains close relations with other international development organizations and acts as administrator for, or has made joint financing arrangements with, a number of multilateral and bilateral development agencies. ADB has also been joined by commercial institutions in cofinancing projects in the region, and is continuing to promote increased commercial cofinancing. The cumulative total amount of cofinancing arranged in support of the ADB-assisted operations as of the end of 2001 amounted to $36.2 billion for 580 loan projects and programs. This amount consisted of $21.7 billion from official sources, $9.2 billion from commercial sources, and $5.3 billion from export credit sources. For more information on cofinancing, see Appendix VIII of the Financial Statements, Note E.

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, the proceeds of borrowings and funds derived from ordinary operations.

Capital

The authorized capital stock of ADB as of December 31, 2001 was $43,833.6 million, of which $43,628.1 million had been subscribed. Subscriptions to the capital stock are divided into paid-in and callable shares. Of the total subscribed capital stock as of December 31, 2001, $3,068.5 million was paid-in and the remainder was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to the member amounts of its currency necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. Pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions. (See Appendix VIII of the Financial Statements, Note I.)

Paid-in Capital

As of December 31, 2001, 97% of the total paid-in capital of ADB was paid or payable in gold or convertible currencies, and 3% in the currencies of members with non-convertible currencies.

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries and New Zealand have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and (except for New Zealand) intended for use in their respective territories. Paid-in capital aggregating $7.6 million was so restricted as of December 31, 2001. (See Appendix VIII of the Financial Statements, Note C.)

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see "Special Operations"). As of December 31, 2001, a total of $59.8 million (2.0% of unimpaired paid-in capital) had been set aside and transferred to the ADF, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called to make loans. In the event of a call, payment may be made at the option of the member in gold, in convertible currency or in the currency required to discharge the obligations of ADB for the purpose for which the call is made.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members

to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2001, 20 ADB members holding 64.8% of the total subscribed capital of ADB and 58.6% total voting power were also members of the Organization for Economic Cooperation and Development ("OECD"). Presented in *Table 8* is the capital subscription of such OECD members. These OECD members' total callable capital is equivalent to 104.3% of ADB's outstanding borrowings after swaps at December 31, 2001.

Table 8: Capital Subscription of OECD Members
In millions of U.S. dollars

	Subscribed Capital	Callable Capital
Japan	$ 6,934	$ 6,448
United States	6,934	6,448
Australia	2,571	2,391
Canada	2,324	2,161
Korea, Republic of	2,238	2,081
Germany	1,922	1,787
France	1,034	962
United Kingdom	907	844
Italy	803	747
New Zealand	682	635
Netherlands	456	424
Switzerland	259	241
Austria	151	141
Belgium	151	141
Denmark	151	141
Finland	151	141
Norway	151	141
Spain	151	141
Sweden	151	141
Turkey	151	141
Total	$28,272	$26,297

The capital subscription of all ADB members is shown in Appendix VII of the Financial Statements

Table 9 shows ADB's capital stock and reserves as of December 31, 2001. Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in Appendix VIII of the Financial Statements, Notes B and I.

Table 9: Ordinary Capital Stock and Reserves
In millions of U.S. dollars

	December 31, 2001
Subscribed	$43,628
Less: Callable capital subscribed	40,559
Paid-in capital subscribed	3,069
Less: Other adjustments[1]	79
	2,990
Net Notional Amounts Required to Maintain Value of Currency Holdings, Reserves and Accumulated Net Income and Other Comprehensive Income[2]	7,884
Total Capital Stock, Reserves and Accumulated Net Income and Other Comprehensive Income	$10,874

[1] Comprises $60 million capital transferred to the Asian Development Fund and $19 million of paid-in capital subscribed but not yet due. (See Appendix VIII of the Financial Statements, Note I).
[2] For a description of reserves, see Appendix VIII of the Financial Statements, Note J.

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the country in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in other countries, adhering to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Total Borrowing Limitation

Under its current borrowing limitation policy, ADB's ability to enter into new borrowings or guarantees is limited to 95% of the amount of callable capital stock subscribed by members whose currencies are deemed convertible by ADB. As of December 31, 2001, the aggregate subscription of these members to the callable capital was $38,694.2 million. The aggregate of ADB outstanding borrowings after swaps and guarantees of $25,780.3 million as of December 31, 2001 was equivalent to 70.1% of the 95% of such callable capital.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Germany; Hong Kong, China; Italy; Japan; Kuwait; Luxembourg; the Netherlands; Republic of Korea; Saudi Arabia; Switzerland; Taipei,China; the United Arab Emirates; the United Kingdom and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial banks. ADB expects to continue to raise funds for its ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions

under its $5 billion Eurocommercial Paper Programme ("ECP") to afford greater flexibility in the timing of its long-term borrowings. A statement of ADB's outstanding borrowings as of December 31, 2001 is set forth in Appendix VI of Financial Statements.

As in previous years, in 2001, ADB focused on the core objective of ensuring availability of long-term funds at the lowest cost possible for its ordinary lending operations. Accordingly, ADB employed a funding strategy of selective bond issuance, concentrating mainly on private placement transactions that offer cost-efficient funding. Pursuant to this strategy, in July 2001, ADB established a $20 billion Global Debt Issuance Facility ("GDIF") designed to increase its responsiveness to opportunities in the private placement market.

In 2001, the total medium- and long-term debt raised by ADB amounted to $1,207.1 million compared to $1,692.6 million in 2000. The average life of the borrowings undertaken in 2001, assuming that the put option for certain bonds is exercised, was 6.2 years compared to 5.6 years in 2000. Of the 17 borrowings undertaken in 2001, 15 were structured private placements with principal amounts totaling about $700 million issued under the GDIF. With the use of interest rate and currency swaps, all such borrowings were transformed into "plain vanilla" liabilities. As part of its market diversification strategy, ADB borrowed in three different currencies, with Australian dollars accounting for 41%, U.S. dollars for 37% and Japanese yen for 22%. After swaps, almost all of the 2001 borrowings were converted into U.S. dollar floating rate liabilities.

In addition to the medium- and long-term borrowings, ADB also raised short-term funds totaling $1.25 billion through ECP issuance. At December 31, 2001, $400 million remained outstanding. ADB intends to refinance these ECPs by long-term borrowings in 2002. The following table summarizes ADB's funding operations in 2001 and 2000.

Table 10: Funding Operations

	2001	2000
Medium and Long-Term Borrowings:		
Total Principal Amount ($million)	$1,207	$1,693
Average Maturity[1] (years)	6.2	5.6
Number of Transactions:		
Public Offering	2	3
Private Placement	15	1
Number of Currencies:		
Public Offering	2	1
Private Placement	3	1
Short-Term Borrowings[2]:		
Total Principal Amount[3] ($million)	$1,250	$ 250
Number of Transactions	9	2
Number of Currencies	2	1

[1] On the basis that any call options are exercised at the earliest call date.
[2] All eurocommercial paper.
[3] At year-end, the outstanding principal amount was $400 million in 2001 and nil in 2000.

As of December 31, 2001, the total amount of outstanding borrowings after swaps was $25,217.6 million. The average life of ADB's outstanding long-term borrowings at the end of the years 2001 and 2000 was 3.16 years and 3.69 years, respectively.

Use of Derivatives

ADB undertakes currency and interest rate swap transactions to raise, on a fully hedged basis, operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. At December 31, 2001, the principal amount receivable and payable under outstanding currency swap transactions aggregated $5,773.2 million and $6,355.4 million, respectively. The notional principal amount of outstanding interest rate swap transactions aggregated $4,864.4 million.

Currency and Interest Rate Composition of Borrowings After Swaps

The currency composition of ADB's outstanding borrowings after swaps at December 31, 2001 was concentrated in U.S. dollars, about 73.6% (67.5% - 2000) of the borrowing portfolio, reflecting the borrowers' preference for U.S. dollar loans. This was followed by Japanese yen, about 25.0% (28.9% - 2000). Of the outstanding borrowings after swaps at year end 2001, 75.8% was at fixed rates (81.8% - 2000) and 24.2% at variable rates (18.2% - 2000).

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquidity portfolio is designed to ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements. It also contributes to ADB's earning base.

ADB's Board of Directors has prescribed certain policy restrictions relating to its investment transactions in the Authority for Investment of Funds Not Needed in Operations (the "Investment Authority"), approved on May 27, 1999. The primary objective of the Investment Authority is to promote the security and liquidity of funds invested, as ADB seeks to maximize returns on its liquidity portfolio investment.

ADB's investments are made in the same currencies as received. ADB does not convert currencies for investment. At present, liquid investments are held in 18 currencies.

ADB's liquid assets are held in obligations of governments and other official entities, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality.

The liquid assets are held in three sub-portfolios: core portfolio, operational cash portfolio, and cash cushion portfolio – all of which have different risk profiles and performance benchmarks.

The core portfolio is funded by equity and invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to achieve the core portfolio's objective of maximizing the total return relative to a defined risk tolerance level. The portfolio performance is measured against external benchmarks with an average duration of about two years.

The operational cash portfolio is designed to meet net cash requirements over a one-month period. It is funded by equity and invested in short-term, highly liquid money market instruments. The portfolio performance is measured against short-term external benchmarks.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending disbursements. The portfolio is invested in short-term instruments and its performance is measured against short-term external benchmarks.

The average size of the liquidity portfolios during 2001 and 2000 is presented in the following table.

Table 11: Average Size of Liquidity Portfolio

	Liquidity Portfolio ($ million)	
	2001	**2000**
Core portfolio	$5,202	$5,027
Operational cash portfolio	381	967
Cash cushion portfolio	1,101	1,461
Total	$6,684	$7,455

The return on the liquidity portfolios during 2001 and 2000 is presented in the following table.

Table 12: Return on Liquidity Portfolios

	Annualized Financial Return (%)	
	2001	**2000**
Core portfolio	7.25	7.00
Operational cash portfolio	3.59	0.97
Cash cushion portfolio	2.29	1.22
Total	6.11	6.09

FINANCIAL RISK MANAGEMENT

In undertaking its development banking operations, ADB assumes a variety of financial risks. These include credit risk, commercial risk, and market risk (interest rate and foreign exchange). ADB has established a risk management infrastructure designed so that the risks associated with its activities are fully identified, measured, monitored, and managed.

Guidelines and constraints relating to the assumption of credit, commercial and market risks are established within the parameters of various policy and operational documents. The Charter sets the broad policy objectives relating to the operations of ADB. General policy guidelines relating to risk assumption and management are articulated in several policy documents approved by ADB's Board of Directors. These include the Income and Reserves Policy, the Liquidity Policy and the Investment Authority. At the operational level, specific guidelines relating to the assumption of risk in ADB's financial operations are established by the Office of the President, the Office of the Vice President, Finance and Administration, and the Office of the Treasurer.

ADB has established a Risk Management Committee ("RMC") that is tasked with the responsibility of overseeing the operation of the risk management infrastructure within the Treasurer's Department. The RMC is responsible for discussing and resolving any issues arising from new policies and guidelines relating to risk management within Treasurer's Department. It reviews all new products, counterparties

and operations from a risk management perspective and resolves any issues relating to systems and procedures. The RMC reviews aggregate risk exposure and establishes appropriate measures for managing this exposure. Finally, it provides a forum for discussing and assessing the external risk climate.

ADB is currently reviewing its risk management policies and practices throughout its several departments.

Credit Risk

Credit risk can be defined as the potential loss arising from default of a borrower.

Income and Reserves Policy

As a development finance institution, ADB regularly assumes credit risk on its lending portfolio. ADB manages this risk through a rigorous capital adequacy framework. This framework, articulated through the Charter and policy documents, is at the foundation for managing lending risk within ADB.

In accordance with the Charter, ADB's net loan commitments, i.e., the sum of disbursed and outstanding loans and undisbursed loan balances, should not exceed the total amount of its lending authority. The lending authority is equivalent to the subscribed capital plus retained earnings.

The Income and Reserves Policy of ADB protects its risk bearing capacity, i.e., its capacity to withstand unexpected large risk events without seeking additional financial support from its shareholders. The primary benchmark used by ADB in measuring its risk-bearing capacity is the interest coverage ratio ("ICR"), a ratio that broadly indicates to what extent ADB's income, particularly the income from its loan portfolio, can decrease without jeopardizing ADB's ability to service its own debt from current earnings. In light of its portfolio concentration, ADB's current policy is to ensure that the ICR does not fall below the level of 1.31. With an ICR of 1.31, ADB has the capacity to withstand the nonperformance of its largest borrower and still generate residual net income. ADB's actual target for the ICR in the medium-term could be higher depending on its assessment of its risk-bearing capacity.

To maintain the minimum ICR or achieve a higher targeted level for ICR, ADB manages its equity capital or earning base to be sufficient to generate the minimum net income requirements. The adequacy of equity capital is managed by maintaining adequate reserves, which constitute the bulk of its equity capital in relation to outstanding loans, i.e., reserve:loan ratio ("RLR"). The current policy is to maintain RLR at about 25% over the medium-term. Any potential deficiency in such reserves or earning base could be remedied by increasing the level of loan charges. As of December 31, 2001, the ICR and RLR of ADB were 1.58 and 28.47%, respectively.

Liquidity Policy

ADB's liquidity policy provides protection against a potential lack of access to financial markets arising from the default of a major borrower. In accordance with its current liquidity policy, ADB is required to maintain liquid assets available for loan disbursements, debt redemptions and other expenditures at the end of each year of not less than 40% of the undisbursed loan balances at the end of that year. Such liquid assets, which consist of cash (unrestricted) and investments exclusive of Special Reserve assets, amounted to approximately $6,477.4 million as of December 31, 2001, which represented 46.95% of ADB's undisbursed loan balances, including loans not yet effective, at such date.

Overdue and Non-performing Loans

If a payment of principal or interest on a public sector loan is not received within 30 days after the due date, a formal notice will be sent to the borrower advising that, unless all its outstanding arrears are received within 30 days of such notice, no further loans to, or guaranteed by, the borrower will be presented to the Board of Directors for approval nor will any previously approved loans be signed. In addition, if such payment is not received within 60 days after the due date, a formal notice will be sent to the borrower advising that, unless all its outstanding arrears are received within 30 days of such notice, disbursements on all ADB loans to that borrower will be suspended. Such overdue policy may be temporarily deferred (i) when payments are owed in currencies whose availability in the international financial markets is unduly constrained at the time the payments fall due; (ii) when the overdue amount is less than $50,000; and (iii) when significant partial payments of the overdue amount have been received by ADB, and/or the borrower has made acceptable arrangements to bring the outstanding amounts up to date. It is also the policy of ADB to place loans in nonaccrual status where principal, interest, or other charges are overdue by six months. Provisioning for possible loan losses may be made when principal or interest is in arrears for one year for public sector loans made to or guaranteed by a member and six months for private sector loans. Additional information on the provisioning policy and status of nonaccrual loans can be found in Appendix VIII of the Financial Statements, Notes B and E.

Commercial and Market Risks

Commercial Risks pertain to counterparty risk and issuer risk and Market Risks pertain to interest rate risk and exchange rate risk.

Commercial Risks

Counterparty Risk

To assist in ensuring that investment and funding activities are undertaken in an effective and cost-efficient manner, ADB utilizes various cash and derivative instruments in its financial operations. These transactions involve counterparty credit risk. To manage and mitigate this risk, ADB restricts these activities to authorized dealers and counterparties meeting conservative credit risk guidelines.

Counterparties to investment transactions are proposed by the Investments Division, reviewed by the Risk Management Division and approved by the Treasurer. Generally, ADB's investment transactions in cash instruments are conducted on a "delivery versus payment basis", where counterparty credit exposure is viewed to be minimal. Investment transactions with counterparts in derivative products or on a free delivery basis require special review by the Risk Management Division and approval by the Treasurer. Depository and custodial exposure is monitored on a daily basis through ADB's Depository Bank Liability Management System ("DBLMS"). Counterparty eligibility for depository and custodial transactions is rigorously monitored by the Risk Management Division in relation to strict minimum credit rating guidelines approved by the President.

The Funding Division actively utilizes currency and interest rate swap transactions on a fully hedged basis to raise operationally needed currencies in a cost-efficient manner and to maintain its borrowing presence in the major capital markets. Swap counterparty credit exposure is measured and monitored under ADB's Swap Exposure Management System ("SEMS"). Guidelines relating to swap risk management are approved by the President. In accordance with the guidelines, ADB currently requires that its swap counterparties be rated AA-/Aa3 or higher. Internal limits for swap exposure are calculated by utilizing credit ratings from the major credit rating agencies. SEMS monitors ADB's current and

potential exposure to swap counterparties relative to these internal limits. Current counterparty swap exposure calculations evaluate the current cost of replacing an outstanding swap with a new swap. Current counterparty swap exposure calculations are based on a current "marking-to-market" of swap transactions. On the other hand, potential counterparty swap exposure calculations measure the credit risk that would occur if a swap counterparty were to default in the future. It evaluates the "potential" cost to replace an existing swap with a new swap in the future. It is a function of the notional amount of the swap transaction and estimated volatilities of underlying risk factors.

Issuer Risk

Issuer risk arises from ADB's investment transactions. Under the Investment Authority, ADB may purchase and sell bonds, notes or other obligations that are (i) issued or guaranteed by the member country whose currency is involved in the investment, (ii) issued or guaranteed by an eligible non-borrowing member country and denominated in the currency of another member whose currency is convertible, provided that such bonds, notes or other obligations are rated "AA" or higher, (iii) issued or guaranteed by an eligible autonomous government entity or government-controlled corporation of a non-borrowing member country and denominated in the currency of such member country or the currency of another member country whose currency is convertible, provided that such bonds, notes or other obligations are rated "AA" or higher, or consist of eligible asset-backed and mortgage- backed securities, (iv) issued or guaranteed by an eligible multilateral organization and denominated in a convertible currency, provided that such bonds, notes or other obligations are rated "AA" or higher, (v) issued or guaranteed by eligible corporate entities or trusts provided that such bonds, notes or other obligations are rated "A" or higher, or consist of eligible asset-backed and mortgage-backed securities, or (vi) consist of time deposits and other unconditional obligations of eligible banks and other financial institutions in member countries.

In addition to these restrictions, ADB further limits the volume and eligibility of its transactions in "spread products", i.e., investments issued and trading at a "credit spread" to the government yield curve. In the case of corporate, asset-backed and mortgage-backed securities, these investments are presently limited to a percentage of the U.S. dollar portfolio alone. ADB restricts the level of investments in AAA-rated, AA-rated and A-rated corporate debt instruments, respectively, and also restricts the level of investments in asset-backed and mortgage-backed instruments. All asset-backed and mortgage-backed securities in ADB's investment portfolio must be AAA-rated.

Market Risks

Interest Rate Risk

Market risk exposure is generally restricted to ADB's liquid asset investments rather than its loan portfolio. In loan pricing, all costs (i.e., financial and administrative) are automatically passed on to the borrower. Under the pool-based variable lending rate system, the lending rate is adjusted every six months and is applied uniformly to the outstanding balance of all loans within the pool, regardless of when they were disbursed or approved. The lending rate is based on the average cost of outstanding borrowings used to fund the pool-based loans plus a spread (currently 60 basis points). Under the LBL window, the lending rate is based on ADB's funding cost in terms of 6-month LIBOR of the relevant currency plus a spread that is fixed over the life of the loan. In the case of borrowers' request for interest rate conversion, currrency conversion, and purchase of caps and floors on floating rate loans, ADB will cover such conversions by a corresponding hedge in the swap market, the rate or cost of which will be passed through to the borrowers. Careful term structure planning is also a feature underlying the funding associated with ADB's loan portfolio. Consequently, ADB assumes no significant market risk relating to the funding of its loan disbursements, apart from the possibility of minor cost of carry associated with borrowed funds held temporarily in liquid assets pending disbursement.

The principal source of interest rate risk to ADB's balance sheet arises from the income volatility associated with its liquid asset investments, largely funded by equity. As the principal income-earning asset on ADB's balance sheet, the liquid asset portfolio is carefully managed to optimize the relationship between expected return and volatility (risk).

The Investment Authority is based on a new investment strategy that identifies an aggregate portfolio risk threshold and optimizes portfolio asset allocation relative to this threshold. Combining concepts of risk sensitivities and probability-based measures of potential risk exposure, the risk threshold incorporates estimates of interest rate and credit risk exposure at an aggregate (i.e., portfolio) level. The optimization tool used to maximize expected return for this given risk threshold is efficient frontier analysis.

In order to assist in managing the actual risk profile of ADB's liquid asset investments, the Risk Management Division employs various quantitative techniques. All portfolio positions are marked-to-market on a daily basis. Risk sensitivity measures are calculated on a daily basis and compared to sensitivity limits established internally to ensure compliance with specific and aggregate risk tolerances. In addition, probability-based measures of potential risk exposure are calculated on a frequent basis to enable evaluation against the aggregate risk threshold established under the new investment strategy. The Investments Division actively utilizes this information to adjust the risk profile of the liquid asset portfolio as required.

Exchange Rate Risk

Pursuant to the Charter, ADB is generally precluded from incurring foreign exchange risk. As a result, it is ADB's policy to make loans and investments in the same currencies in which funds are received. However, borrowed funds or funds to be invested may be converted into other currencies provided that, at the same time, forward exchange agreements are entered into to ensure recovery of the currencies converted. ADB does not otherwise convert one currency into another except for limited amounts required to meet certain obligations in the ordinary course of its business or as specifically authorized by the Board of Directors.

Risk Management in Private Sector Operations

Managing commercial and sovereign risks is a key priority in ADB's private sector operations. The Risk Management Unit in the Private Sector Operations Department has two main functions. One is credit review – to review and give an independent credit judgment, separate from the dealing officer's analyses and recommendations on each project. The other is special assets management which aggresively pursues recovery, restructuring, rescheduling, and where necessary, litigation in managing non-performing projects in the private sector portfolio. Quarterly portfolio supervision meeting focuses on risk rating all projects and reviewing the levels of provisioning for impaired assets.

SUMMARY OF FINANCIAL PERFORMANCE

Income and Expenses

Gross income decreased by 2.7%, from $2.3 billion in 2000 to $2.2 billion in 2001 because of a decrease in loan and other income. Of the total gross income, $1.8 billion was generated by the loan portfolio, $403.4 million by the investment portfolio, and $21.6 million from other sources *(see Box 1)*.

Total operating expenses were $1.5 billion, down by $152.3 million, or 9.1% from the previous year of $1.7 billion. The reduction in expenses was because of a $142.6 million decrease in interest and financial expenses, a $33.5 million decrease in administrative expenses[1], a $3.9 million increase in the

[1] This is after allocation of administrative charges to ADF of $129.5 million and the offsetting of front-end fee income of $34.8 million.

provision for losses, and technical assistance financing for 2001 of $19.9 million. The provision for losses was higher for 2001 ($9.8 million), compared with 2000 ($5.9 million) primarily because of exceptional loss provisions established during 2001 as a result of operational difficulties in some investee companies and private sector borrowers. The reduction in administrative expenses resulted primarily from the offset of front-end fees of $34.8 million earned in 2001. Total operating expenses accounted for 68.0% of the gross income, compared with 72.8% in 2000.

For the year ended December 31, 2001, the reported net income was $863.3 million, compared with $625.7 million of 2000. The increase of $237.6 million (representing an increase of 38.0%) in net income is predominantly attributable to the following:

- Income of $147.5 million related to FAS 133 adjustments reflected the initial adoption of this standard on January 1, 2001 and the year-to-date marked to fair value of ADB's derivative instruments. The FAS 133 adjustment is limited to the change in value of derivative instruments as opposed to all financial instruments.

- The remaining increase in income of $90.1 million related primarily to a reduction in interest and other financial expenses, as well as administrative expenses.

FAS 133 Adjustments

Of the FAS 133 adjustment of $147.5 million, $34.7 million reflected the initial transition entry on adoption of FAS 133 and $153.5 million represented the change in the values of the derivatives during the period. These amounts have been offset by amortization of the FAS 133 transition adjustments during 2001 of $40.7 million. The $153.5 million gain on derivatives arose predominantly because of several U.S. dollar interest rate swaps with fixed interest receivable and floating interest payable. The significant fall in U.S. dollar interest rates during 2001 meant that these derivatives gained significant value.

The adjustment to current value removes the impact related to the adoption of FAS 133, as these effects are already accounted for in the current value adjustment.

Current Value Income

For 2001, net income was $472.6 million under the current value basis, compared with the pre-FAS 133 income of $715.8 million. The decrease under the current value method was attributed to the unfavorable currency translation adjustment for the period outweighing the gains on investment holding and the gains resulting from the downward movement of interest rates.

ALLOCATION OF NET INCOME AND AUDIT FEES

Allocation of Net Income

During the year, in accordance with the income and reserves policy approved in 1997, ADB reviewed its income outlook and allocation of 2000 net income. Based on the review, the Board of Governors authorized the entire amount of $625.7 million of 2000 net income be allocated to reserves. Further, the Board of Directors authorized ADB to convert in 2001 $600 million of non-dollar operating currencies into U.S. dollars; and confirmed there should be no general change in ordinary capital resources loan charges.

Audit Fees

For Financial Year 2001, PricewaterhouseCoopers LLP ("PwC"), an international firm, served as ADB's independent external auditors. Administrative expenses for financial year 2001 included the following professional fees paid to PwC: (i) $0.426 million for audit services; and (ii) $1.017 million for non-audit services. No services for financial information systems design and implementation were rendered by PwC during financial year 2001.

PwC also provided audit services to ADB Institute, an organization affiliated to ADB.

ADB's Audit Committee is satisfied that PWC's provision of non-audit services is compatible with PWC's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. Special Funds currently consist of the Asian Development Fund, the Technical Assistance Special Fund (see "Technical Assistance"), the Japan Special Fund, including the Asian Currency Crisis Support Facility, and the ADB Institute Special Fund. Other funds managed by ADB are the Japan Scholarship Program, Japan Fund for Poverty Reduction, Japan Fund for Information and Communication Technology, and various channel financing arrangements.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see "Funding Resources - Paid-in Capital") and, additionally for the Technical Assistance Special Fund and Asian Development Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors. For the Technical Assistance Special Fund, the use of current ordinary capital resources income to finance certain technical assistance operations was approved in 2001.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and Special Funds resources based on a formula which takes into consideration all administrative expenses and the number of loans and equity investments approved (see Appendix VIII of the Financial Statements, Note K).

Asian Development Fund

The Asian Development Fund ("ADF") is the concessional lending window of ADB that provides loans to certain developing member countries having relatively lower per capita gross national products and more limited debt repayment capacities than some other developing member countries. From its

establishment through December 31, 2001, ADB had approved loans aggregating $25,714.4 million in its special operations.

Special operations loans approved after 1983 are denominated in SDRs for the purpose of commitment, but disbursed in various currencies. Most ADF loans negotiated prior to January 1, 1999 bear only a service charge of 1% per annum on outstanding amounts and require repayment over periods ranging from 35 to 40 years (including 10 years of grace with respect to principal repayments).

For ADF loans negotiated after January 1, 1999, the service charge has been redesignated as an interest charge and amounts to 1% per annum during the grace period and 1.5% per annum during the amortization period. Project loans have a maturity of 32 years including a grace period of 8 years while quick disbursing program loans have a maturity of 24 years including a grace period of 8 years. The standard loan terms of ADF loans negotiated after September 17, 1987 are subject to modifications in case the borrowing country's economic conditions should improve to a specified extent.

As of December 31, 2001, ADF aggregate resources committed to loans and available for loan commitments amounted to $19,887.5 million, consisting of $18,180.5 million contributed by members, $59.8 million set aside by the Board of Governors from ordinary capital resources, $1,608.5 million of accumulated surplus, $(193.9) million of accumulated other comprehensive income, and $232.6 million transferred from ordinary capital resources and the Technical Assistance Special Fund.

ADF VIII: The seventh replenishment of ADF, which was adopted by the Board of Governors on December 13, 2000, is intended to provide resources for ADF lending operations during the period 2001-2004. The replenishment agreed upon was $5.65 billion, of which $2.79 billion will come from new donor contributions and $0.12 billion will be generated from the acceleration of encashment in accordance with the schedule agreed by the donors. The balance will be met from commitment authority derived from repayments of earlier ADF loans. ADF VIII became effective on June 14, 2001 when the total amount of Instruments of Contribution deposited with ADB reached $1.4 billion. As of December 31, 2001, Instruments of Contribution totaling $1.8 billion had been received.

Japan Special Fund

The Japan Special Fund ("JSF") is used by ADB, generally in accordance with its normal policies, and on terms and conditions agreed upon with the Government of Japan, for the financing or cofinancing of technical assistance on a grant basis and equity investments in private sector projects. JSF is financed by the Government of Japan on a grant basis. As of December 31, 2001, the cumulative total contribution received from the Government of Japan to such fund amounted to $813.5 million equivalent. Of the total contributions received, $717.0 million had been committed as of December 31, 2001. Through December 31, 2001, total technical assistance grants approved under the fund amounted to $780.6 million.

On March 23, 1999, ADB's Board of Directors approved the establishment of the Asian Currency Crisis Support Facility ("ACCSF") within the JSF to support the mobilization of private resources for the developing member countries most affected by the financial crisis. The ACCSF is funded entirely by the Government of Japan as part of its financial assistance under the New Miyazawa Initiative. The ACCSF provides (i) interest payment assistance ("IPA") and technical assistance grants, and (ii) guarantees, all of which must be approved during the three-year period after the establishment of ACCSF or during such extended period as the Government of Japan and ADB may agree if the beneficiary countries are not fully out of the crisis. As of December 31, 2001, the cumulative contribution for the IPA and technical assistance component of the ACCSF amounted to about $241.0 million equivalent. The uncommitted balance of such funds was $89.1 million as of December 31, 2001. The Government of Japan also deposited a promissory

note for ¥360 billion (about $2.7 billion) encashable by ADB at any time to meet a call on any guarantees issued under ACCSF. As of December 31, 2001, no guarantee has been made under ACCSF. Effective March 22, 2002, the ACCSF has been terminated and therefore no further grants, guarantees or other assistance will be approved or made from it.

ADB Institute Special Fund

The primary objective of the ADB Institute is the improvement of sound management capacities of the agencies and organizations engaged in development work in developing member countries. The ADB Institute serves as a focal point for research on innovative development strategies and for training in development management for policymakers and senior managers from developing members. The ADB Institute's funds consist of voluntary contributions, donations, and grants from members, non-government organizations and foundations. As of December 31, 2001, the cumulative commitments to the ADB Institute Special Fund amounted to about $61.5 million equivalent excluding translation adjustments. The obligations of the Institute are backed solely by the assets of the ADB Institute and of the ADB Institute Special Fund. Of the total contributions received, $52.8 million had been utilized as of December 31, 2001.

Other Funds Managed by ADB:

Japan Scholarship Program

The Japan Scholarship Program, funded by the Government of Japan, was established to provide opportunity for well-qualified citizens of the developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in Asia and the Pacific. As of December 31, 2001, the cumulative total of grants received from the Government of Japan for such program was $46.1 million. At the end of 2001, a total of 1,334 scholarships have been awarded to students from 34 member countries.

Japan Fund for Poverty Reduction

The Japan Fund for Poverty Reduction ("JFPR") was established in May 2000 to support ADB-financed projects with innovative poverty reduction and related social development activities on a grant basis in line with ADB's poverty reduction strategy. The objectives of the JFPR are to: (i) support well-targeted poverty reduction and social development activities that have a direct impact on the poor and on socially or economically excluded or vulnerable groups; (ii) stimulate the self-help capacities of the poor; (iii) enhance widespread stakeholder participation at the community level; and (iv) provide a systematic impact on developing member countries' operations and approaches toward sustainable poverty reduction. As of December 31, 2001, the Government of Japan's contribution to the JFPR amounted to about $92.6 million equivalent. At the end of 2001, ADB had approved 13 JFPR projects amounting to $31.5 million and the Government of Japan had preapproved nine more projects totaling $16.7 million.

Japan Fund for Information and Communication Technology

The Japan Fund for Information and Communication Technology ("JFICT") was established in July 2001 for a three-year period to harness the potential of information and communication technology ("ICT") and bridge the growing digital divide in Asia and the Pacific. The JFICT will support ICT-related activities that can add substantive value to promote and impact the Poverty Reduction Strategy of ADB and its other development objectives. The JFICT is financed with a contribution of about $10.7 million from the Government of Japan.

Channel Financing Arrangements

The mobilization of official grant cofinancing plays a vital role in ADB operations. ADB mobilizes grant funds from external sources to support its technical assistance program and to finance soft components of loan projects. A majority of such funds are provided by bilateral donors under channel financing arrangements ("CFAs"). ADB acts as administrator of the funds and applies its own guidelines and procedures on recruitment of consultants, procurement, disbursement, and project supervision. Under a CFA, the donor enters into a comprehensive agreement with ADB whereby the donor provides an untied grant fund and indicates its preferred sectors and recipient countries in the use of the fund. In addition, the specific activities to be financed under the fund are to be agreed upon by the donor and ADB. To date, 152 technical assistance grants have been financed under CFAs for a total of about $71 million.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary.

All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. Each Governor, or in such Governor's absence, such Governor's Alternate, exercises the voting power to which the member is entitled. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full time at ADB's principal office. The Board of Directors has 12 members of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Director is entitled to cast the number of votes that counted towards his election, which votes need not be cast as a unit. Directors hold office for a term of two years and may be re-elected. Each Director appoints an Alternate Director to act in such Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a five-year term and may be re-elected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of an equal division. The President, while holding office, may not be a Governor or a Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has three Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 2, 2002:

Directors	Alternate Directors	Members Represented[1]
Kh. Zaheer Ahmed (Pakistan)	Cayetano W. Paderanga (Philippines)	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines
Jusuf Anwar (Indonesia)	John Austin (New Zealand)	Cook Islands; Fiji Islands; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga
(vacant) (United States)	Chantale Yok-Min Wong (United States)	United States
Uwe Henrich (Germany)	Frank Black (United Kingdom)	Austria; Germany; Turkey; United Kingdom
P.G. Mankad (India)	M. Saiful Islam (Bangladesh)	Bangladesh; Bhutan; India; Lao People's Democratic Republic; Tajikistan
Othman Jusoh (Malaysia)	Ram Binod Bhattarai (Nepal)	Malaysia; Myanmar; Nepal; Singapore; Thailand
Julian H. Payne (Canada)	Maarten Verwey (Netherlands)	Canada; Denmark; Finland: Netherlands; Norway; Sweden
Stephen Sedgwick (Australia)	Miranda Rawlinson (Australia)	Australia; Azerbaijan; Cambodia; Hong Kong,China; Kiribati; Federated States of Micronesia; Nauru; Solomon Islands; Tuvalu
Patrick Thomas (France)	Pascal Gregoire (Belgium)	Belgium; France; Italy; Spain; Switzerland
Osamu Tsukahara (Japan)	Yasuro Narita (Japan)	Japan
Jeung-Hyun Yoon (Republic of Korea)	S.L. Seneviratne (Sri Lanka)	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Zhao Xiaoyu (People's Republic of China)	Ju Kuilin (People's Republic of China)	People's Republic of China

1 Afghanistan, Portugal, and Turkmenistan are not represented by any member of the Board of Directors.

Principal Officers

The principal officers of ADB are as follows:

Tadao Chino	President
Myoung-Ho Shin	Vice-President (Operations 1)
John Lintjer	Vice-President (Finance and Administration)
Joseph B. Eichenberger	Vice-President (Operations 2)
Bindu N. Lohani	Secretary
Gerald A. Sumida	General Counsel
G.H.P.B. van der Linden	Director General, East and Central Asia Department
Yoshihiro Iwasaki	Director General, South Asia Department
K. H. Moinuddin	Director General, Southeast Asia Department
Jeremy H. Hovland	Director General, Pacific Department
Rajat M. Nag	Director General, Mekong Department
Vacant	Director General, Private Sector Operations Department
Akira Seki	Director General, Regional and Sustainable Development Department
Shoji Nishimoto	Director General, Strategy and Policy Department
Vladimir Bohun	Director General, Operations Evaluation Department
Masakazu Sakaguchi	Director General, Budget, Personnel and Management Systems Department
Vacant	Chief Economist, Economics and Research Department
Xian Zhu	Principal Director, Office of Cofinancing Operations
James E. Rockett	Principal Director, Central Operations Services Office
Zhixiang Zhang	Director General, Office of Administrative Services
Robert H. Salamon	Principal Director, Office of External Relations
Pamela G. Kruzic	Principal Director, Office of Information Systems and Technology
Vacant	Treasurer
Ping-Yung Chiu	Controller
Peter E. Pedersen	General Auditor

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying on of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic Commission for Asia and the Far East (now called the United Nations Economic and Social Commission for Asia and the Pacific), and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members. The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Directors, Alternate Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT AUDITORS

Asian Development Bank

In our opinion, the accompanying balance sheets and the related statements of income and expenses, of cash flows, and of changes in capital and reserves present fairly, in all material respects, in terms of United States dollars, the financial position of the Asian Development Bank—Ordinary Capital Resources at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the management of the Asian Development Bank; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note B, the Asian Development Bank—Ordinary Capital Resources adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, effective January 1, 2001.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying summary statements of loans and of borrowings as at December 31, 2001 and 2000, and of statement of subscriptions to capital stock and voting power as at December 31, 2001 are presented for purposes of additional analyses and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
February 27, 2002

ASIAN DEVELOPMENT BANK—

BALANCE SHEET
December 31, 2001
Expressed in Thousands of

ASSETS

	2001		2000	
DUE FROM BANKS (Notes B and C)		$ 68,823		$ 62,546
INVESTMENTS (Notes B, C, D, and J)				
Government and government-guaranteed obligations	$ 3,527,786		$ 3,623,338	
Time deposits	2,673,253		2,065,190	
Other securities	2,063,876	8,264,915	1,844,480	7,533,008
LOANS OUTSTANDING (Appendix V) (Notes A, B, and E) (Including FAS 133 adjustment of $1,212 – December 31, 2001)				
Members and guaranteed by members	28,334,516		27,825,302	
Private sector	404,458		405,424	
	28,738,974		28,230,726	
Less—allowance for loan losses	80,128	28,658,846	75,610	28,155,116
EQUITY INVESTMENTS (Notes A, B, and F)		208,018		203,497
ACCRUED INCOME				
On investments	65,426		87,313	
On loans	394,297	459,723	408,735	496,048
RECEIVABLE FROM MEMBERS (Note I)				
Nonnegotiable, noninterest-bearing demand obligations (Note C)	333,047		384,045	
Amounts required to maintain value of currency holdings	11,100		8,725	
Subscription installments	4,353	348,500	1,169	393,939
RECEIVABLE FROM SWAPS (Notes B and H) (Including FAS 133 adjustment of $330,164 – December 31, 2001)		6,379,403		5,942,697
OTHER ASSETS				
Notional amounts required to maintain value of currency holdings (Notes B and I)	–		677,808	
Property, furniture, and equipment (Notes B and G)	155,262		156,256	
Investment related receivables	159,500		86,026	
Unamortized issuance costs of borrowings	52,343		46,613	
Miscellaneous (Note L)	110,991	478,096	103,003	1,069,706
TOTAL		$44,866,324		$43,856,557

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES

SHEET
and 2000
United States Dollars (Note B)

LIABILITIES, CAPITAL, AND RESERVES

	2001		2000	
BORROWINGS (Appendix VI) (Notes B and H) (Including FAS 133 adjustment of $26,261 – December 31, 2001)		$24,880,784		$25,367,175
ACCRUED INTEREST ON BORROWINGS		371,405		378,140
PAYABLE FOR SWAPS (Notes B and H) (Including FAS 133 adjustment of $194,674 – December 31, 2001)		6,784,076		6,633,736
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Notional amounts required to maintain value of currency holdings (Notes B and I)	$ –		$ 279,051	
Investment related payables	1,778,553		222,646	
Undisbursed technical assistance commitments (Notes J and K)	19,753		–	
Advance payments on subscriptions (Note I)	4		102	
Miscellaneous (Note G)	157,526	1,955,836	142,072	643,871
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VII) (Notes B and I)				
Authorized (SDR34,909,940,000				
Subscribed (SDR34,746,270,000 - 2001 and 2000)	43,628,112		45,271,263	
Less—"callable" shares subscribed	40,559,590		42,087,172	
"Paid-in" shares subscribed	3,068,522		3,184,091	
Less—subscription installments not due	18,967		72,232	
Subscription installments matured	3,049,555		3,111,859	
Less—capital transferred to the Asian Development Fund	59,780		62,031	
	2,989,775		3,049,828	
Net notional amounts required to maintain value of currency holdings (Notes B and I)	(462,456)		–	
Ordinary reserve (Note J)	7,812,436		7,166,484	
Special reserve (Note J)	182,903		181,608	
Surplus (Note J)	116,645		116,645	
Net income after appropriation (Appendix II) (Note J)	861,965		625,716	
Accumulated other comprehensive income (Appendix IV) (Note J)	(627,045)	10,874,223	(306,646)	10,833,635
TOTAL		$44,866,324		$43,856,557

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2001 and 2000
Expressed in Thousands of United States Dollars (Note B)

	2001			2000		
INCOME (Note K)						
From loans (Notes B and E)						
Interest	$1,765,025			$1,807,955		
Commitment charge	47,050			46,860		
Other	1,565	$1,813,640		6,519	$1,861,334	
From investments (Notes B and D)						
Interest	322,586			403,490		
Net gain (loss) on sales	81,032			(3,628)		
Net loss from futures	(182)	403,436		–	399,862	
From other sources—net (Notes E and P)		21,634			39,734	
TOTAL INCOME			$2,238,710			$2,300,930
EXPENSES (Note K)						
Interest and other financial expenses (Note H)		1,434,112			1,576,745	
Administrative expenses (Note M)		59,039			92,559	
Technical assistance to member countries		19,962			–	
Provision for losses (Notes B and E)		9,838			5,910	
TOTAL EXPENSES			1,522,951			1,675,214
			715,759			625,716
FAS 133 ADJUSTMENT (Notes B and K)			112,845			–
OPERATING INCOME			828,604			625,716
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (Note B)			34,656			–
NET INCOME			863,260			625,716
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE (Note J)			1,295			–
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE			**$861,965**			**$625,716**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000
Expressed in Thousands of United States Dollars (Note B)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 1,559,651	$ 1,570,741
Interest on investments received	366,408	400,347
Interest and other financial expenses paid	(1,367,316)	(1,485,833)
Administrative expenses paid	(77,599)	(56,385)
Technical assistance disbursed	(337)	–
Others—net	19,550	21,741
Net Cash Provided by Operating Activities	500,357	450,611
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investment	6,627,494	5,493,655
Maturities of investment	199,790,074	213,024,681
Purchases of investment	(205,830,483)	(217,953,656)
Principal collected on loans	1,195,800	1,856,437
Loans disbursed	(2,555,876)	(2,640,125)
Property, furniture, and equipment acquired	(6,825)	(10,570)
Net (sale) purchases of equity investments	(8,934)	511
Net Cash Used in Investing Activities	(788,750)	(229,067)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	2,458,205	1,944,312
Bonds purchased for redemption and borrowings redeemed	(2,164,031)	(1,969,637)
Matured capital subscriptions collected[1]	15,740	20,301
Borrowing issuance expenses paid	(21,319)	(6,491)
Demand obligations of members encashed	53,492	23,967
Net currency swaps	(33,913)	(172,193)
Resources transferred to TASF	–	(80,000)
Net Cash Provided by (Used in) Financing Activities	308,174	(239,741)
Effect of Exchange Rate Changes on Due from Banks	(13,504)	7,771
Net Increase (Decrease) in Due from Banks	6,277	(10,426)
Due from Banks at Beginning of Year	62,546	72,972
Due from Banks at End of Year	$ 68,823	$ 62,546
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 863,260	$ 625,716
Adjustments to reconcile net income to net cash provided by operating activities:		
FAS 133 Adjustment	(112,845)	–
Cumulative effect of change in accounting principle	(34,656)	–
Change in accrued income, including interest and commitment charges added to loans	(266,895)	(299,873)
Depreciation and amortization	138,548	96,218
Net (gain) loss from sales of investments	(80,850)	3,628
Change in accrued interest and other expenses	(23,173)	1,752
Undisbursed technical assistance commitments	19,753	–
Provision for losses charged	9,838	5,910
Change in administration charge receivable	1,771	33,653
Others—net	(14,394)	(16,393)
Net Cash Provided by Operating Activities	$ 500,357	$ 450,611

1 In addition, nonnegotiable, noninterest-bearing demand promissory notes amounting to $29,952 ($47,508 - 2000) were received from members.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

STATEMENT OF CHANGES
For the Years Ended
Expressed in Thousands of

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Surplus	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance—								
January 1, 2000	**$3,121,843**	**$ -**	**$6,688,873**	**$181,608**	**$196,645**	**$449,873**	**$ (75,606)**	**$10,563,236**
Comprehensive income for the year 2000 (Note J)						625,716	(231,040)	394,676
Change in SDR value of paid-in shares subscribed	(157,007)							(157,007)
Additional paid-in shares subscribed during the year	7,600							7,600
Change in subscription installments not due	74,037							74,037
Change in SDR value of capital transfered to Asian Development Fund	3,355							3,355
Change in Notional Maintenance of Value								-
Allocation of 1999 net income to ordinary reserve (Note J)			449,873			(449,873)		-
Allocation of surplus to Technical Assistance Fund (Note J)					(80,000)			(80,000)
Credit to ordinary reserve for change in SDR value of capital stock (Note J)			27,738					27,738
Balance—								
December 31, 2000 (Forward)	**$3,049,828**	**$ -**	**$7,166,484**	**$181,608**	**$116,645**	**$625,716**	**$(306,646)**	**$10,833,635**

ORDINARY CAPITAL RESOURCES

IN CAPITAL AND RESERVES
December 31, 2001 and 2000
United States Dollars (Note B)

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Surplus	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance— December 31, 2000 (Forward)	**$3,049,828**	**$ –**	**$7,166,484**	**$181,608**	**$116,645**	**$625,716**	**$(306,646)**	**$10,833,635**
Comprehensive income for the year 2001 (Note J)				1,295		861,965	(320,399)	542,861
Change in SDR value of paid-in shares subscribed	(110,960)							(110,960)
Change in subscription installments not due	48,656							48,656
Change in SDR value of capital transfered to Asian Development Fund	2,251							2,251
Reclassification of notional maintenance of value		(462,456)						(462,456)
Allocation of 2000 net income to ordinary reserve (Note J)			625,716			(625,716)		–
Credit to ordinary reserve for change in SDR value of capital stock (Note J)			20,236					20,236
Balance— December 31, 2001	**$2,989,775**	**$(462,456)**	**$7,812,436**	**$182,903**	**$116,645**	**$861,965**	**$(627,045)**	**$10,874,223**

Accumulated Other Comprehensive Income (Note J)
For the Years Ended December 31, 2001 and 2000
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustment and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains (Losses)		Accumulated Other Comprehensive Income	
	2001	2000	2001	2000	2001	2000	2001	2000
Balance, January 1	$ –	$ –	$(376,002)	$ (78,329)	$69,356	$ 2,723	$(306,646)	$ (75,606)
Transition adjustment	(116,313)	–	–	–	–	–	(116,313)	–
Amortization	61,415	–	–	–	–	–	61,415	–
Other comprehensive income for the year	–	–	(289,470)	(297,673)	23,969	66,633	(265,501)	(231,040)
Balance, December 31	**$ (54898)**	**$ –**	**$(665,472)**	**$(376002)**	**$93,325**	**$69,356**	**$(627,045)**	**$(306,646**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—

SUMMARY STATEMENT
December 31, 2001
Expressed in Thousands of

Borrower/Guarantor	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective	Total Loans	Percent of Total Loans
Bangladesh	$ 35,654	$ 173,346	$ 138,700	$ 347,700	0.82
China, People's Republic of	5,906,050	2,453,389	1,055,000	9,414,439	22.13
Fiji Islands	46,812	29,847	–	76,659	0.18
India	4,054,780	2,010,868	1,370,000	7,435,648	17.48
Indonesia	6,971,037	2,896,917	–	9,867,954	23.20
Kazakhstan	284,057	38,738	97,000	419,795	0.99
Korea, Republic of	3,916,313	1,727	–	3,918,040	9.21
Malaysia	433,781	75,940	–	509,721	1.20
Marshall Islands	2,040	1,960	–	4,000	0.01
Myanmar	795	–	–	795	n.a.[3]
Nauru	2,300	2,700	–	5,000	0.01
Nepal	41,963	1,433	–	43,396	0.10
Pakistan	2,161,012	516,355	325,562	3,002,929	7.06
Papua New Guinea	168,454	147,045	–	315,499	0.74
Philippines	2,461,965	1,399,733	148,053	4,009,751	9.43
Sri Lanka	27,001	58,706	60,000	145,707	0.34
Thailand	2,072,420	385,219	–	2,457,639	5.78
Uzbekistan	107,919	254,239	72,000	434,158	1.02
Viet Nam	40,177	51,002	15,000	106,179	0.25
	28,734,530	10,499,164	3,281,315	42,515,009	99.95
Regional	4,444	15,556	–	20,000	0.05
TOTAL – December 31, 2001	28,738,974	10,514,720	3,281,315	42,535,009	100.00
Allowance for loan losses	(80,128)			(80,128)	
NET BALANCE – December 31, 2001	**$28,658,846**	**$10,514,720**	**$3,281,315**	**$42,454,881**	
Made up of loans to:					
Members and guaranteed by members	$28,334,516	$10,268,101	$3,221,315	$41,823,932	
Private sector (net of allowance for loan losses	324,330	246,619	60,000	630,949	
Net balance – December 31, 2001	$28,658,846	$10,514,720	$3,281,315	$42,454,881	
TOTAL – December 31, 2000	$28,230,726	$10,728,001	$3,128,903	$42,087,630	
Allowance for loan losses	(75,610)			(75,610)	
NET BALANCE – December 31, 2000	**$28,155,116**	**$10,728,001**	**$3,128,903**	**$42,012,020**	
Made up of loans to:					
Members and guaranteed by members	$27,825,302	$10,657,925	$2,822,903	$41,306,130	
Private sector (net of allowance for loan losses	329,814	70,076	306,000	705,890	
Net balance – December 31, 2000	$28,155,116	$10,728,001	$3,128,903	$42,012,020	

1 Amounts outstanding on loans made under the Pool-based variable interest rate systems and market-based variable/floating interest rate loans totaled $28,007,486 ($27,298,476 - 2000). The average yield on loans was 6.42% (6.59% - 2000).

2 Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $97,520 ($165,122 - 2000).

3 Below 0.01%.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES

OF LOANS
and 2000
United States Dollars (Note B)

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2002	$1,423,105	2011	14,346,775
2003	1,489,569	2016	9,665,658
2004	1,603,923	2021	5,283,919
2005	1,737,322	2026	1,597,709
2006	1,851,731	2030	253,983
		Total	**$39,253,694**

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2001	2000	Currency	2001	2000
Australian dollar	$ 71	$ 122	New Zealand dollar	370	624
Euro	11,024	14,350	Swiss franc	77,262	121,459
Japanese yen	7,401,173	9,075,555	United States dollar	21,249,074	19,018,616
			Total	**$28,738,974**	**$28,230,726**

SUMMARY STATEMENT
December 31, 2001
Expressed in Thousands of

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)	
	2001	2000	2001[3]	2000
Long-Term Borrowing:				
Australian dollar	$ 1,265,406	$ 838,125	$(1,290,423)	$ (835,049)
Austrian schilling	–	67,578	–	(67,753)
Canadian dollar	157,104	165,585	(176,767)	(165,080)
Deutsche mark	–	–	(731,048)	(714,747)
Euro	677,970	714,745	–	–
Hong Kong dollar	–	256,419	–	(256,393)
Japanese yen	4,663,401	5,531,275	1,656,207	2,200,546
			(393,505)	(219,260)
Korean won	60,929	63,885	(66,207)	(63,885)
Netherlands guilder	280,799	296,030	(307,358)	(295,597)
New Taiwan dollar	560,320	590,717	(600,565)	(590,517)
Pound sterling	360,350	480,754	(221,421)	(333,813)
Swiss franc	738,282	844,384	(356,923)	315,496
			–	(367,283)
United States dollar	15,648,410	15,490,881	4,751,057	4,117,694
			(1,834,626)	(2,033,320)
Subtotal	24,412,971	25,340,378		
Short-Term Borrowing:				
Japanese yen	–	–	376,812	–
United States dollar	400,000	–	(400,560)	–
Subtotal	400,000	–		
Principal amount outstanding	24,812,971	25,340,378		
Unamortized discounts/premiums and transition adjustments	67,813	26,797		
FAS 133 Adjustment to financial expenses				
Total	**$24,880,784**	**$25,367,175**		

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[5]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2002	$5,853,994	2011	5,394,725
2003	4,483,100	2016	500,395
2004	4,771,961	2021	7,632
2005	2,956,433	2022	38,156
2006	806,575		
		Total	**$24,812,971**

1 Includes zero coupon borrowings which have been recorded at their discounted values. The aggregate face amounts and discounted values of these borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount 2001	Aggregate Face Amount 2000	Discounted Value 2001	Discounted Value 2000
Swiss franc	$ 291,905	$ 300,313	$ 141,726	$138,526
United States dollar	1,254,591	1,254,591	1,058,410	979,258

2 Include currency liability, dual currency and interest rate swaps for 2001. At December 31, 2001, the remaining duration of swap agreements ranged from 1 to 21 years. Approximately 22.62% of the swap receivables and 24.09% of the payables are due from December 31, 2006 through August 1, 2022.

3 Adjusted by the cumulative effect of the adoption of FAS 133 effective January 1, 2001.

4 In calculating cost of borrowings, the cumulative effect of the adoption of FAS 133 is excluded.

5 Bonds with put and call options were considered maturing on the first put or call date.

ORDINARY CAPITAL RESOURCES

OF BORROWINGS
and 2000
United States Dollars (Note B)

Net Currency Obligation 2001[3]	Net Currency Obligation 2000	Weighted Average Cost (%) After Swaps[4] 2001
$ (25,017)	$ 3,076	1.67
-	(175)	(3.39)
(19,663)	505	0.10
(731,048)	(714,747)	5.10
677,970	714,745	5.52
-	26	0.22
5,926,103	7,512,561	4.66
(5,278)	-	(2.80)
(26,559)	433	0.21
(40,245)	200	(0.97)
138,929	146,941	12.78
381,359	792,597	6.63
18,564,841	17,575,255	5.87
		5.63
376,812	-	0.04
(560)	-	7.11
		4.15
		(0.08)
		5.54

INTEREST RATE SWAP ARRANGEMENTS[6]

	Notional Amount	Average Rate (%) Receive	Pay Fixed	Pay Floating	Maturing Through
Receive Fixed Swaps:					
Australian dollar[7]	$ 76,313	4.60	3.59		2005
Deutsche mark[8]	76,313	4.40	3.62		2010
Japanese yen	76,313	5.50		0.27	2004
United States dollar[9]	22,893	1.93		(0.34)	2016
United States dollar	4,191,840	6.00		2.32	2002-2011
Receive Floating Swaps:					
Japanese yen	389,194	2.42	4.56	(0.34)	2002-2016
United States dollar	31,500	3.06	6.60		2007-2014
Total	**$4,864,366**				

6 The interest rate swap information is based on interest rates at December 31, 2001. To the extent that interest rates change, variable interest rate information will change.
7 Consists of a currency coupon swap with interest receivable in Australian dollar and interest payable in Japanese yen.
8 Consists of a currency coupon swap with interest receivable in Deutsche mark and interest payable in Japanese yen.
9 Consists of a currency coupon swap with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2001
Expressed in Thousands of United States Dollars (Note B)

	SUBSCRIBED CAPITAL					VOTING POWER	
			Par Value of Shares				
MEMBER	Number of Shares	Percent of Total	Total	Callable	Paid-in	Number of Votes	Percent of Total
REGIONAL							
Afghanistan	1,195	0.034	$ 15,005	$ 10,208	$ 4,796	15,918	0.366
Australia	204,740	5.892	2,570,756	2,390,725	180,031	219,463	5.053
Azerbaijan	15,736	0.453	197,584	183,685	13,900	30,459	0.701
Bangladesh	36,128	1.040	453,630	421,863	31,767	50,851	1.171
Bhutan	220	0.006	2,762	2,474	289	14,943	0.344
Cambodia	1,750	0.050	21,973	18,232	3,742	16,473	0.379
China, People's Rep. of	228,000	6.562	2,862,814	2,662,279	200,535	242,723	5.588
Cook Islands	94	0.003	1,180	1,105	75	14,817	0.341
Fiji Islands	2,406	0.069	30,210	28,088	2,122	17,129	0.394
Hong Kong, China	19,270	0.555	241,958	225,007	16,951	33,993	0.783
India	224,010	6.447	2,812,714	2,615,745	196,969	238,733	5.497
Indonesia	192,700	5.546	2,419,580	2,250,146	169,433	207,423	4.776
Japan	552,210	15.893	6,933,659	6,448,086	485,573	566,933	13.053
Kazakhstan	28,536	0.821	358,304	333,204	25,100	43,259	0.996
Kiribati	142	0.004	1,783	1,657	126	14,865	0.342
Korea, Rep. of	178,246	5.130	2,238,092	2,081,378	156,714	192,969	4.443
Kyrgyz Republic	10,582	0.305	132,870	123,566	9,304	25,305	0.583
Lao PDR	492	0.014	6,178	5,512	665	15,215	0.350
Malaysia	96,350	2.773	1,209,790	1,125,061	84,729	111,073	2.557
Maldives	142	0.004	1,783	1,657	126	14,865	0.342
Marshall Islands	94	0.003	1,180	1,105	75	14,817	0.341
Micronesia, Fed. States of	142	0.004	1,783	1,657	126	14,865	0.342
Mongolia	532	0.015	6,680	6,215	465	15,255	0.351
Myanmar	19,270	0.555	241,958	225,007	16,951	33,993	0.783
Nauru	142	0.004	1,783	1,657	126	14,865	0.342
Nepal	5,202	0.150	65,317	60,734	4,583	19,925	0.459
New Zealand	54,340	1.564	682,304	634,528	47,776	69,063	1.590
Pakistan	77,080	2.218	967,832	900,054	67,778	91,803	2.114
Papua New Guinea	3,320	0.096	41,687	38,786	2,900	18,043	0.415
Philippines	84,304	2.426	1,058,538	984,419	74,119	99,027	2.280
Samoa	116	0.003	1,457	1,306	151	14,839	0.342
Singapore	12,040	0.347	151,177	140,592	10,585	26,763	0.616
Solomon Islands	236	0.007	2,963	2,762	201	14,959	0.344
Sri Lanka	20,520	0.591	257,653	239,610	18,043	35,243	0.811
Taipei,China	38,540	1.109	483,916	450,039	33,877	53,263	1.226
Tajikistan	10,134	0.292	127,245	118,292	8,953	24,857	0.572
Thailand	48,174	1.386	604,882	562,518	42,365	62,897	1.448
Tonga	142	0.004	1,783	1,657	126	14,865	0.342
Turkmenistan	8,958	0.258	112,478	104,568	7,910	23,681	0.545
Tuvalu	50	0.001	628	578	50	14,773	0.340
Uzbekistan	23,834	0.686	299,264	278,308	20,956	38,557	0.888
Vanuatu	236	0.007	2,963	2,762	201	14,959	0.344
Viet Nam	12,076	0.348	151,629	134,238	17,390	26,799	0.617
Total Regional (Forward)	**2,212,431**	**63.674**	**$27,779,726**	**$25,821,072**	**$1,958,654**	**2,845,520**	**65.515**
NONREGIONAL							
Austria	12,040	0.347	151,177	140,592	10,585	26,763	0.616
Belgium	12,040	0.347	151,177	140,592	10,585	26,763	0.616
Canada	185,086	5.327	2,323,977	2,161,236	162,741	199,809	4.600
Denmark	12,040	0.347	151,177	140,592	10,585	26,763	0.616
Finland	12,040	0.347	151,177	140,592	10,585	26,763	0.616
France	82,356	2.370	1,034,078	961,654	72,424	97,079	2.235
Germany	153,068	4.405	1,921,952	1,787,350	134,602	167,791	3.863
Italy	63,950	1.840	802,969	746,730	56,239	78,673	1.811
Netherlands	36,294	1.045	455,715	423,809	31,905	51,017	1.175
Norway	12,040	0.347	151,177	140,592	10,585	26,763	0.616
Spain	12,040	0.347	151,177	140,592	10,585	26,763	0.616
Sweden	12,040	0.347	151,177	140,592	10,585	26,763	0.616
Switzerland	20,650	0.594	259,286	241,117	18,169	35,373	0.814
Turkey	12,040	0.347	151,177	140,592	10,585	26,763	0.616
United Kingdom	72,262	2.080	907,336	843,802	63,534	86,985	2.003
United States	552,210	15.893	6,933,659	6,448,086	485,573	566,933	13.053
Total Nonregional	**1,262,196**	**36.326**	**15,848,386**	**14,738,518**	**1,109,868**	**1,497,764**	**34.485**
TOTAL	**3,474,627**	**100.000**	**$ 43,628,112**	**$ 40,559,590**	**$ 3,068,522**	**4,343,284**	**100.000**

Note: Figures may not add due to rounding.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A— NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES, AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development finance institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. With the adoption of its poverty reduction strategy at the end of 1999, ADB made reducing poverty in the region its main goal. ADB provides financial and technical assistance (TA) for projects and programs which will contribute to achieving this purpose.

Mobilizing financial resources, including cofinancing, is an integral part of ADB's operational activities. In addition, ADB, alone or jointly, administers on behalf of donors, including members, their agencies and other development institutions, funds restricted for specific uses which include TA grants as well as regional programs.

ADB's ordinary operations comprise loans, equity investments, and guarantees. In 2001, limited technical assistance to member countries to support high priority TA programs is included. It finances its ordinary operations through borrowings, paid-in capital, and retained earnings.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. At December 31, 2001, the total of such loans, equity investments, and guarantees aggregated approximately 83.7% (80.7% - 2000) of the total subscribed capital, reserves, and surplus as defined.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2001, such equity investments represented approximately 3.5% (3.7% – 2000) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on 31 January 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the Special Drawing Right (SDR) at the value in current United States dollars as computed by the IMF, with each share valued at SDR10,000.

As of December 31, 2001, the value of the SDR in terms of the current United States dollar was $1.25562 ($1.30291 - 2000) giving a value for each share of ADB's capital equivalent to $12,556.20 ($13,029.10 - 2000). However, ADB could decide to fix the value of each share at $12,063.50 based on the March 31, 1978 par value of the United States dollar in terms of gold.

Translation of Currencies

Assets and liabilities are translated from their functional currencies to the reporting currency generally at the applicable rates of exchange at the end of a reporting period. Income and expense amounts are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments other than those relating to maintenance of SDR capital values *(see Notes I and J)*, are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 was further amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of Statement 133". The standards are herein collectively referred to as FAS 133. FAS 133, is effective for ADB on January 1, 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the Balance Sheet as either an asset or liability measured at its fair value. Changes in the fair value of derivatives are recorded in net income or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement

reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make evident the impact of economic risks inherent in ADB's financial assets and liabilities.

The cumulative effect of a change in accounting principle includes the difference between the carrying value and the fair value of the derivative instruments in the borrowings portfolio on December 31, 2000 as well as loans that met hedge criteria, offset by any gains or losses on those borrowings and loans for which a fair value exposure was being hedged. The net effect gave rise to a transition loss of $81,657,000, out of which, a loss of $116,313,000 is reported in other comprehensive income and a gain of $34,656,000 is reported in net income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed before the initial application of this statement.

Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the hedged forecasted transaction affects earnings.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by Management to be "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." All derivative instruments are marked to market. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gain or loss is reported based on daily settlement of the net cash margin.

Loans

ADB's loans are made to or guaranteed by members, with the exception of loans to the private sector, and have maturities ranging between 3 and 30 years. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies which it has disbursed. It is the policy of ADB to place loans in nonaccrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by ADB. ADB follows a policy of not taking part in debt rescheduling agreements with respect to public sector loans. In the case of private sector loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for one year for public sector loans (unless there is clear and convincing evidence warranting the deferment or acceleration of such provisioning) and six months for private sector loans. If the present value

of expected future cash flows discounted at the loan's effective interest rate is less than the carrying value of the loan, a valuation allowance is established with a corresponding charge to provision for loan losses.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

ADB levies front-end fees on all new loans. Incremental direct loan origination costs are offset against front-end fees earned and, if material, the difference is deferred and amortized over the life of the loans.

Equity Investments

Investments in equity securities without readily determinable fair values are reported at cost less probable losses inherent in the portfolio but not specifically identifiable.

The reserve against losses for equity investments is established quarterly based on Management's evaluation of potential losses for such investments. Equity securities with readily determinable fair values are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies the equity method of accounting to one investment where it has the ability to exercise significant influence.

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the statement of cash flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain reclassifications of prior year's information have been made to conform to the current year's presentation due to FAS 133.

Also, in prior years, notional amounts receivable and payable required to maintain value of currency holdings were classified as an asset and a liability, respectively. These amounts have been reclassified in the Balance Sheet of 2001 as a component of "CAPITAL AND RESERVE." This reclassification has no impact on the legal obligation of the members to maintain value of their capital.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES AND DEMAND OBLIGATIONS OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 39 DMCs for 2001 (39 – 2000), cash in banks (due from banks) and demand obligations totaling $51,919,000 ($54,221,000 – 2000) and $217,926,000 ($233,767,000 – 2000), respectively, may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, two members have restricted the use by ADB or by any recipient from ADB of their currencies to payments for goods or services produced in their territories. Cash in banks (due from banks), demand obligations of members, and investments totaling $36,000 ($45,000 – 2000), $2,778,000 ($2,966,000 – 2000) and $4,783,000 ($4,604,000 - 2000), respectively, have been so restricted.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999. ADB is restricted by its Investment Authority to invest in investment instruments which are obligations of a limited class of issuers, primarily government or government-guaranteed obligations and corporate obligations. Included in other securities as of December 31, 2001 were corporate bonds, asset/mortgage-backed securities and other obligations of banks amounting to $1,205,915,000 ($801,978,000 – 2000), $534,331,000 ($269,991,000 – 2000) and $323,630,000 ($772,511,000 – 2000), respectively.

Exposure to interest rate risk may be adjusted within defined bands to reflect changing market circumstances. These adjustments are made through the purchase and sale of both securities, financial futures and options. To increase returns, ADB may invest in securities denominated in currencies other than the originating functional currencies and then enter into covered forward foreign exchange agreements in order to maintain its original mix of functional currency holdings. Accordingly, the financial futures, options, and covered forwards are held for risk management rather than for trading purposes.

NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2001 and 2000

The currency compositions of the investment portfolio as of December 31, 2001 and 2000 expressed in United States dollars are as follows:

Currency	2001	2000
Australian dollar	$ 245,470,000	$ 266,777,000
Canadian dollar	136,680,000	251,606,000
Euro	278,641,000	387,748,000
Japanese yen	1,078,786,000	1,088,950,000
Pound sterling	183,040,000	226,308,000
Swiss franc	321,441,000	874,819,000
United States dollar	5,785,007,000	4,117,683,000
Others	235,850,000	319,117,000
Total	$8,264,915,000	$7,533,008,000

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2001 are as follows:

	Estimated Fair Value	Amortized Cost
Due in one year or less	$3,440,387,000	$3,437,342,000
Due after one year through five years	4,295,656,000	4,214,445,000
Due after five years through ten years	528,872,000	522,072,000
Total	$8,264,915,000	$8,173,859,000

Cost for time deposits approximates fair value. Additional information relating to investments in government and government-guaranteed obligations and other securities is as follows:

	2001	2000
As of December 31		
Amortized cost	$5,500,606,000	$5,401,464,000
Estimated fair value	5,591,662,000	5,467,817,000
Gross unrealized gains	91,430,000	66,458,000
Gross unrealized losses	374,000	105,000
For the years ended December 31		
Change in net unrealized gains	24,703,000	83,468,000
Proceeds from sales	6,627,494,000	5,493,655,000
Gross realized gains	86,397,000	9,094,000
Gross realized losses	5,547,000	12,722,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are settled daily. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the futures. At December 31, 2001, the nominal amount of outstanding purchase and sales contracts were $294,500,000 and $187,300,000, respectively (nil – 2000).

NOTE E—LOANS AND GUARANTEES

Loans

ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments, interest and other charges discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread. The estimated fair value of public sector loans is not affected by credit risks based on ADB's experience with its borrowers. Allowance for loan losses is made against private sector loans.

The carrying amount and estimated fair value of loans outstanding at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 559,641,000	$ 708,134,000	$ 748,078,000	$ 936,719,000
Pool-based multicurrency loans	7,006,085,000	7,902,889,000	8,634,853,000	9,691,828,000
Pool-based single Currency (US$) loans	16,158,226,000	17,108,946,000	14,215,879,000	14,726,296,000
LIBOR-based single currency loans	4,873,607,000	4,906,480,000	4,487,301,000	4,487,544,000
Fixed rate single currency loans	61,287,000	70,701,000	69,005,000	81,968,000
Total	$28,658,846,000	$30,697,150,000	$28,155,116,000	$29,924,355,000

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In addition, in July 1992, ADB introduced a pool-based variable United States dollar lending rate system, and in November 1994, a market-based variable lending rate system was made available to financial intermediaries in the public sector and to the private sector borrowers. For loans to the private sector borrowers, approximately 69% (66% – 2000) of the loans were based on variable lending rates.

Since 1988, ADB has charged front-end fees for private sector loans. Effective January 1, 2000, ADB levies front-end fee of 1% for new public sector loans for which the loan negotiations are completed after that date. In addition, the lending spread applied to all outstanding pool-based OCR public sector loans and new public sector market-based loans has been increased from 0.4% to 0.6%. Also effective the same date, a flat commitment fee of 0.75% is charged for new program loans, while the progressive commitment fee of 0.75% is maintained for project loans.

Administrative expenses relating to direct loan origination of $34,793,000 for the year ended December 31, 2001 ($8,531,000 – 2000) were offset against front-end fees earned of a similar amount, resulting in a reduction in administrative expenses of this amount.

Commencing July 1, 2001, ADB offered LIBOR-based loans (LBLs) in any of the following currencies – Euro, Japanese yen, or US dollar. The new LBL lending facility offers borrowers the flexibility of (i) choice of currency and interest rate basis; (ii) options to link repayment schedules to actual disbursements for financial intermediary borrowers; (iii) change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iv) options to cap or collar the floating lending rate at any time during the life of the loan. LBL terms are available for all new loans for which the invitation to negotiate is issued on or after July 1, 2001. It is also extended to borrowers who wish to transform undisbursed amount of presently effective pool-based single currency loan in US dollars, if this constitutes at least 40 percent of the original loan amount as of June 30, 2001. ADB's loan product menu will consist only of LBL by July 1, 2002.

Undisbursed loan commitments and an analysis of loans by borrowing member countries as of December 31, 2001 are shown in Appendix V. The carrying amounts of loan outstanding by loan products at December 31, 2001 and 2000 are as follows:

	2001	2000
Public Sector		
Fixed rate multicurrency loans	$ 559,641,000	$ 748,078,000
Pool-based multicurrency loans	6,995,932,000	8,617,170,000
Pool-based single currency (US$) loans	16,158,226,000	14,215,879,000
Market-based loans – floating rate	4,298,838,000	4,244,175,000
Market-based loans – fixed rate	1,095,000	–
LIBOR-based loans	320,784,000	–
	28,334,516,000	27,825,302,000
Private Sector		
Pool-based multicurrency loans	12,497,000	19,221,000
Currency specific loans	190,094,000	208,729,000
Private sector facility loans	7,340,000	15,672,000
Market-based loans – floating rate	152,747,000	131,588,000
Market-based loans – fixed rate	37,336,000	26,214,000
Revolving facility – AFIC	4,444,000	4,000,000
	404,458,000	405,424,000
Less: Allowance for loan loss	(80,128,000)	(75,610,000)
	324,330,000	329,814,000
Total	$28,658,846,000	$28,155,116,000

Public Sector Loans

Two public sector loans to Myanmar and one public sector loan to Nauru were in nonaccrual status as of December 31, 2001 (two to Myanmar - 2000). The principal outstanding for these three loans as of December 31, 2001 was $3,095,000 ($864,000 - 2000) of which $795,000 ($864,000 - 2000) was overdue. Loans in nonaccrual status resulted in $307,000 ($66,000 - 2000) not being recognized as income from public sector loans for the year ended December 31, 2001. The accumulated interest and other charges on these loans that were not recognized as income as of December 31, 2001 would have totaled $514,000 ($207,000 - 2000).

Private Sector Loans

Twelve private sector loans were in nonaccrual status as of December 31, 2001 (twelve - 2000). The principal outstanding at that date was $75,449,000 ($77,699,000 - 2000) of which $51,065,000 ($42,116,000 - 2000) was overdue. Loans in nonaccrual status resulted in $7,676,000 ($7,214,000 - 2000) not being recognized in income from private sector loans for the year ended December 31, 2001. The accumulated interest and other charges on these loans that were not recognized as of December 31, 2001 would have totaled $29,380,000 ($21,704,000 - 2000).

Loan Loss Provision

ADB has not suffered any losses of principal on public sector loans. No loan loss provisions have been made against outstanding public sector loans, but loan loss provisions have been made against private sector loans during the year *(see Note K)*.

Information pertaining to loans which were subject to loan loss provisions at December 31, 2001 and 2000 is as follows:

	2001	2000
Loans not subject to loss provisions	$28,629,075,000	$28,148,427,000
Loans subject to loss provisions	109,899,000	82,299,000
Total	$28,738,974,000	$28,230,726,000
Average amount of loans subject to loss provisions	$ 113,060,000	$ 83,601,000
Related interest income on such loans	$ 3,182,000	$ 6,429,000
Cash received on related interest income on such loans	$ 3,591,000	$ 1,506,000

The changes in the allowance for loan losses during 2001 and 2000 are as follows:

	2001	2000
Balance - January 1	$75,610,000	$72,991,000
Provision during the year	4,994,000	3,045,000
Translation adjustments	(476,000)	(426,000)
Balance - December 31	$80,128,000	$75,610,000

Loan Guarantees

ADB extends guarantees to public sector and private sector borrowers which are not reflected in the financial statements. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender. The present value of the contingent future payment obligations of all outstanding partial credit guarantees and the nominal value of political risk guaranteed obligation at December 31, 2001 and 2000 are used to calculate ADB's lending limitation. None of these amounts were subject to call as of that date (nil - December 31, 2000). ADB estimates that the present value of guarantees outstanding at December 31, 2001 approximates their fair value.

As at December 31, 2001 and 2000, the outstanding amount and present value of ADB's guarantee obligations covered:

	2001		2000	
	Outstanding Guaranteed Amount	Present Value	Outstanding Guaranteed Amount	Present Value
Partial Credit Guarantees				
Complementary Loans				
China, People's Rep. of	$ 27,966,000	$ 21,039,000	$ 28,709,000	$ 19,361,000
India	57,235,000	39,935,000	65,778,000	40,849,000
Indonesia	21,741,000	16,174,000	24,987,000	16,709,000
Papua New Guinea	505,000	494,000	1,601,000	1,515,000
Subtotal	107,447,000	77,642,000	121,075,000	78,434,000
Bond Issue				
Philippines	91,575,000	44,148,000	105,245,000	42,702,000
Term Loans				
Sri Lanka	112,636,000	80,839,000	115,268,000	74,103,000
Subtotal	311,658,000	202,629,000	341,588,000	195,239,000
Political Risk Guarantees				
Bangladesh	28,735,000	16,147,000	-	-
Pakistan	8,662,000	8,220,000	-	-
Sri Lanka	6,118,000	3,936,000	-	-
Subtotal	43,515,000	28,303,000	-	-
Total	$355,173,000	$230,932,000	$341,588,000	$195,239,000

The outstanding guaranteed amounts represent the amounts utilized under the related loans which have been disbursed as of the end of a reporting period. At December 31, 2001, the nominal amount of the partial credit guarantees and political risk guarantees facilities were $317,596,000 and $251,000,000, respectively ($346,455,000 and nil - December 31, 2000).

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's public and private sector borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances.

Loans administered by ADB on behalf of participating institutions as at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Amount	No.of Loans	Amount	No.of Loans
Public sector loans	$ 994,709,000	39	$1,251,620,000	40
Private sector loans	277,284,000	15	271,844,000	12
Total	$1,271,993,000	54	$1,523,464,000	52

During the year ended December 31, 2001, a total of $532,000 ($224,000 – 2000) was received as compensation for arranging and administering such loans. This amount has been included in "Income from Other Sources."

NOTE F—EQUITY INVESTMENTS

ADB's investments in equity securities issued by private enterprises located in DMCs include an $13,874,000 ($12,511,000 – 2000) investment in the Asian Finance and Investment Corporation Ltd. (AFIC) which is accounted for on the equity method. The holding represents 30.3% of the investee's issued ordinary share capital and net assets. ADB also holds 100% of AFIC issued convertible noncumulative preference shares in the amount of $25,000,000 ($25,000,000 – 2000). In October 2001, ADB together with other financiers, renewed the revolving credit facility up to a maximum aggregate principal amount outstanding at any time of $45,000,000 ($45,000,000 – 2000). ADB's obligations amount to $20,000,000, of which, at December 31, 2001, the outstanding loan is $4,444,000 ($4,000,000 – 2000). This amount has been included in "LOANS OUTSTANDING" *(see Note E)*.

Unrealized gains on equity investments reported at market value were $2,269,000 at December 31, 2001 ($3,003,000 – 2000) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Approved equity investment facility that has not been disbursed was $176,739,000 at December 31, 2001 ($185,377,000 – 2000).

NOTE G—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2001 amounted to $567,000 ($567,000 - 2000) reducing depreciation expense for the new headquarters building from $4,414,000 ($4,700,000 - 2000) to $3,847,000 ($4,133,000 - 2000). At December 31, 2001, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous") was $16,473,000 ($17,040,000 - 2000). At December 31, 2001, accumulated depreciation for property, furniture, and equipment was $82,614,000 ($78,898,000 - 2000).

NOTE H—BORROWINGS AND SWAPS

ADB uses derivative financial instruments in connection with its borrowing activities to diversify its funding sources across public and private debt markets, currencies and instruments. Currency swaps are used to convert a currency borrowed under advantageous terms into one of ADB's major operational currencies, taking advantage of the opportunities offered in different financial markets. Such currency swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used generally to reduce balance sheet interest rate mismatches arising from lending operations.

ADB issues structured debt which includes embedded currency and/or interest rate derivatives in order to decrease its cost of borrowing. However, ADB enters into simultaneous currency and/or interest rate swaps to hedge fully against the effects of such embedded derivatives.

ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only enters into long-term swap transactions with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of double A or higher. ADB does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

The fair value of outstanding currency swap agreements, interest rate swap agreements, and borrowings is determined at the estimated amount that ADB would receive or pay to terminate the agreements using a market-based valuation model. The basis of valuation is the present value of expected cash flows based on appropriate market data.

Interest rate swaps: Under a typical interest rate swap agreement used by ADB, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements specifically match the terms of particular

borrowings. Prior to the adoption of FAS 133 in 2001, amounts receivable or payable under the terms of the swap were accrued over the period to which the payment relates and the related cost or income is included in "Interest and other financial expenses."

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements specifically match the terms of particular borrowings. Prior to the adoption of FAS 133 in 2001, swap premiums and discounts were deferred and amortized over the life of the underlying instruments. Such amortizations are included in "Interest and other financial expenses."

As of December 31, 2001 and 2000, the carrying amounts (inclusive of accrued interest) and estimated fair values of borrowings and swaps are as follows:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Borrowings	$25,252,189,000	$26,734,750,000	25,767,437,000	26,811,266,000
Payable for swaps	6,784,076,000	6,784,076,000	6,785,302,000	6,989,667,000
Receivable from swaps	6,379,403,000	6,379,403,000	6,116,385,000	6,263,545,000

NOTE I—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of the end of 2001 and 2000 consists of 3,490,994 shares, of which 3,474,627 shares (3,474,627 – 2000) have been subscribed by members. Of the subscribed shares, 3,230,244 (3,230,244 – 2000) are "callable" and 244,383 (244,383 – 2000) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2001 and 2000

As of December 31, 2001, all matured installments amounting to $3,049,555,000 ($3,111,859,000 – 2000) were received except for $4,353,000 ($1,169,000 – 2000) from two countries (two – 2000). Installments not due aggregating $18,967,000 ($72,232,000 – 2000) are receivable as follows:

Year ending December 31:

2002	$16,989,000	2003	$1,978,000

Payments in respect of capital subscription installments in advance of due dates are shown in the Balance Sheet (under "ACCOUNTS PAYABLE AND OTHER LIABILITIES") as "Advance payments on subscriptions" pending the determination of the full value of such payments based on the rate of exchange to be used by ADB as of the date on which such payments are actually due.

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $59,780,000 as of December 31, 2001 ($62,031,000 – 2000) expressed in terms of the SDR on the basis of $1.25562 ($1.30291 – 2000) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*see Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

Inasmuch as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally as receivable from or payable to members in order to maintain the value of currency holdings in terms of the SDR. In view thereof, the notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. In 2000 and prior years, the notional MOV amounts were shown as asset and liability in the Balance Sheet. The timing of the establishment and settlement of such amounts is uncertain and, accordingly, it is not practicable to determine a fair value for such receivables and payables.

One country made an arrangement with ADB that has the effect of continuing the settlement of their MOV obligation. The "Amounts required to maintain value of currency holdings" under "RECEIVABLE FROM MEMBERS" represents the amount receivable from changes in exchange rates of the member's currency in relation to the United States dollar.

The net notional amounts as of December 31, 2001 consisted of (a) the increase of $148,847,000 ($239,791,000 – 2000) in amounts required to maintain the value of currency holdings to the extent of matured and paid capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2001 and (b) the net decrease of $313,609,000 ($158,966,000 - 2000) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2001	2000
Notional MOV Receivables	$657,940,000	$677,808,000
Notional MOV Payables	195,484,000	279,051,000
Total	$462,456,000	$398,757,000

Membership

As of December 31, 2001, ADB is owned by 59 member countries, 43 countries from the region and 16 countries from outside the region *(see Appendix VII)*. There has been no subscription from new members in 2001(Turkmenistan - 2000).

NOTE J—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members. During 2001, $625,716,000 of the net income for the year ended December 31, 2000 was allocated to the Ordinary Reserve ($449,873,000 – 2000).

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(see Note B)* resulted in a net credit of $20,236,000 to the Ordinary Reserve during the year ended December 31, 2001 ($27,738,000 - 2000). That credit is the decrease in the value of the matured and paid capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees on guarantees set aside pursuant to Article 17 of the Charter. Special Reserve assets consist of term deposits and government and government-guaranteed obligations and are included under the heading "INVESTMENTS." As the amount of guarantee fees earned of $1,587,000 for 2001 covered the residual charge of $292,000 resulting from the guarantee refund made to Thailand in 1999, the amount of $1,295,000 was appropriated to Special Reserve for 2001 (nil - 2000).

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. During 2001, no amount ($80,000,000 – 2000) was allocated by the Board of Governors out of Surplus to Technical Assistance Special Fund.

Comprehensive Income and Accumulated Other Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. Other comprehensive income includes such items as the effects of the implementation of FAS 133, unrealized gains and losses on available-for-sale securities and listed equity investments, and currency translation adjustments.

NOTE K—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2001 was $1,813,640,000 ($1,861,334,000 – 2000). The average yield on the loan portfolio during the year was 6.42% (6.59% – 2000).

Total income from investments for the year ended December 31, 2001 was $403,436,000 ($399,862,000 – 2000). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses, was 5.91% (5.09% – 2000). If unrealized gains and losses were included, the annualized rate of return would have been 6.18% (6.15% – 2000).

Income from other sources includes a share of the net earnings of an equity investment of $1,478,000 ($667,000 – 2000) accounted for on the equity method. There were no gains/losses realized in 2001 (gains of $4,530,000 – 2000) representing the difference between reacquisition price and net carrying amount of borrowings extinguished prior to maturity.

Dividends received for the year ended December 31, 2001 amounted to $13,229,000 ($11,354,000 – 2000).

Total interest expense incurred for the year ended December 31, 2001 amounted to $1,416,830,000 ($1,560,606,000 – 2000). Other financial expenses consist of amortization of borrowings' issuance costs and other expenses of $17,282,000 ($16,139,000 – 2000).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2001 were apportioned between ordinary capital resources and the Asian Development Fund according to the number of loans and equity investments approved during the year. Of the total administrative expenses of $223,313,000 ($203,389,000 – 2000), $129,481,000 ($102,299,000 – 2000) was accordingly charged to the Asian Development Fund. The balance of administrative expenses after allocation was offset by front-end fee from new loans for the year ended December 31, 2001 of $34,793,000 ($8,531,000 – 2000) (*see Notes B and E*).

In April 2001, the Board of Directors approved financing of technical assistance (TA) directly from current income and outlined a 4-year financing framework for TA operations. The full amount of TA commitments is to be charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES" in the year of commitment. As at December 31, 2001, the amount of TA commitments amounted to $19,962,000 out of which $209,000 had been disbursed.

For the year ended December 31, 2001, the provision for losses totaled $9,838,000 ($4,994,000 for private sector loans and $4,844,000 for equity investments). For the year ended December 31, 2000, the provision for losses totaled $5,910,000 ($3,045,000 for private sector loans and $2,865,000 for equity investments).

FAS 133 adjustment of $112,845,000 was made up of mark to market gains on derivatives of $153,560,000 offset by amortization of the FAS 133 transition adjustments of $40,715,000.

NOTE L—OTHER ASSETS—MISCELLANEOUS

Included in miscellaneous assets are amounts receivable from the following related funds as of December 31, 2001 and 2000:

	2001	2000
Asian Development Fund (Note K)	$6,103,000	$8,823,000
Technical Assistanc Special Fund	–	502,000
Japan Special Fund	143,000	144,000
Asian Development Bank Institute Special Fund	107,000	115,000
Total	$6,353,000	$9,584,000

NOTE M—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants are required to contribute 9 1/3% of their salary to the Plan and may also make additional voluntary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2001 and 2000

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at December 31, 2001 and 2000:

	Pension Benefits		Postretirement Medical Benefits	
	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$576,014,000	$ 530,866,000	$ 61,231,000	$ 56,791,000
Service cost	19,014,000	17,968,000	4,252,000	1,874,000
Interest cost	44,165,000	42,354,000	6,964,000	4,510,000
Participants' contributions	29,898,000	21,812,000	-	-
Amendments	40,392,000	-	-	(4,082,000)
Actuarial loss (gain)	32,295,000	(12,919,000)	34,460,000	3,167,000
Benefits paid	(27,413,000)	(24,067,000)	(1,118,000)	(1,029,000)
Benefit obligation at end of year	$714,365,000	$ 576,014,000	$ 105,789,000	$ 61,231,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$729,822,000	$ 754,458,000	$ -	$ -
Actual return on plan assets	(49,607,000)	(32,545,000)	-	-
Employer's contribution	10,175,000	10,164,000	1,118,000	1,029,000
Plan participants' contributions	29,898,000	21,812,000	-	-
Benefits paid	(27,413,000)	(24,067,000)	(1,118,000)	(1,029,000)
Fair value of plan assets at end of year	$692,875,000	$ 729,822,000	$ -	$ -
Funded status	$ (21,490,000)	$ 153,808,000	$(105,789,000)	$(61,231,000)
Unrecognized actuarial loss (gain)	2,605,000	(146,392,000)	32,190,000	(272,000)
Unrecognized prior service cost	42,185,000	2,775,000	(3,697,000)	(4,082,000)
Unrecognized transition obligation	(2,217,000)	(3,322,000)	7,706,000	10,115,000
Net amount recognized	$ 21,083,000	$ 6,869,000	$ (69,590,000)	$(55,470,000)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit cost	21,409,000	7,144,000	-	-
Accrued benefit liability	(326,000)	(286,000)	(69,590,000)	(55,470,000)
Intangible asset	-	-	N/A	N/A
Accumulated other comprehensive income	-	11,000	N/A	N/A
Net amount recognized	$ 21,083,000	$ 6,869,000	$ (69,590,000)	$(55,470,000)
Weighted-average assumptions as of December 31				
Discount rate	7.00%	7.50%	7.00%	7.50%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	6.00%	6.50%	6.00%	6.50%

For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as at December 31, 2001. The rate was assumed to decrease gradually to 5.75% for 2009 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2001	2000	2001	2000
Components of net periodic benefit cost:				
Service cost	$ 19,014,000	$ 17,968,000	$ 4,252,000	$1,874,000
Interest cost	44,165,000	42,354,000	6,964,000	4,510,000
Expected return on plan assets	(58,746,000)	(52,559,000)	-	-
Amortization of prior service cost	982,000	1,046,000	(385,000)	-
Amortization of transition obligation	(1,105,000)	(1,105,000)	2,409,000	2,409,000
Recognized actuarial (gain) loss	(8,349,000)	(5,726,000)	1,998,000	-
Net periodic benefit cost	$ (4,039,000)	$ 1,978,000	$15,238,000	$8,793,000

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $630,000,000, $625,000,000, and $319,000,000, respectively as of December 31, 2001 and $592,000,000, $589,000,000, and $303,000,000, respectively, as of December 31, 2000.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 2,623,000	$ (2,023,000)
Effect on postretirement benefit obligation	20,865,000	(16,503,000)

NOTE N—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of December 31, 2001 and 2000 are summarized as follows:

	2001		2000	
	Carrying Amount[a]	Estimated Fair Va lue	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 68,823,000	$ 68,823,000	$ 62,546,000	$ 62,546,000
Investments (Note D)	8,264,915,000	8,264,915,000	7,533,008,000	7,533,008,000
Loans outstanding (Note E)	28,658,846,000	30,697,150,000	28,155,116,000	29,924,355,000
Equity investments (Note F)	208,018,000	208,018,000	203,497,000	203,497,000
Other assets				
Nonnegotiable, noninterest-bearing demand obligations	333,047,000	185,090,000	384,045,000	208,316,000
Receivable from swaps (Note H)	6,379,403,000	6,379,403,000	6,116,385,000	6,263,545,000
LIABILITIES:				
Borrowings (Note H)	25,252,189,000	26,734,750,000	25,767,437,000	26,811,266,000
Other liabilities				
Payable for swaps(Note H)	6,784,076,000	6,784,076,000	6,785,302,000	6,989,667,000
	Outstanding Amount	Estimated Fair Value	Outstanding Amount	Estimated Fair Value
Off-balance sheet financial instruments:				
Guarantees (Note E)	$ 355,173,000	$ 230,932,000	$ 341,588,000	$ 195,239,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

Additional fair value information, including methods used to estimate certain values, is included in the notes referenced in the above table.

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair value of financial instruments that are short-term approximates their carrying amount.

If available, quoted market values are used to determine fair values. Financial instruments for which market quotations are not readily available are valued using a market-based valuation model. The basis of valuation is the expected cash flows discounted at the applicable market yield curves or appropriate market data.

NOTE O—OFF-BALANCE SHEET CREDIT RISK

ADB is a party to off-balance sheet financial instruments on guarantees. Guarantees involve elements of credit risk which are not reflected on the balance sheet. Credit risk represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contract. The amount of credit risks on guarantees as at December 31, 2001 was $230,932,000 ($195,239,000 – December 31, 2000).

NOTE P—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources, consisting of the Asian Development Fund, the Technical Assistance Special Fund, Japan Special Fund, and the Asian Development Bank Institute Special Fund.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of ordinary capital resources. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2001 and 2000 is as follows:

	2001		2000	
	Total Net Assets	No. of Funds	Total Net Assets	No. of Funds
Special Funds				
Asian Development Fund	$19,887,498,000	1	$20,999,228,000	1
Technical Assistance Special Fund	81,271,000	1	115,457,000	1
Japan Special Fund	268,129,000	1	326,977,000	1
Asian Development Bank Institute Special Fund	9,857,000	1	7,614,000	1
Subtotal	20,246,755,000	4	21,449,276,000	4
Trust Funds				
Funds administered by ADB	219,626,000	30	140,310,000	21
Funds not administered by ADB	6,900,000	1	8,234,000	1
Subtotal	226,526,000	31	148,544,000	22
Total	$20,473,281,000	35	$21,597,820,000	26

During the year ended December 31, 2001, a total of $411,000 ($655,000 – 2000) was received as compensation for administering projects/programs under Trust Funds. The amount has been included in "Income from other sources."